Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2019 and 2018 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of June 30, 2019 and 2018, the related consolidated statements of comprehensive income for the three months ended June 30, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the six months ended June 30, 2019 and 2018, and related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2019 and 2018, and of its consolidated financial performance for the three months ended June 30, 2019 and 2018, as well as of its consolidated financial performance and its consolidated cash flows for the six months ended June 30, 2019 and 2018 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

Emphasis of Matter

As disclosed in Note 5 to the consolidated financial statements, the Company initially applied IFRS 16 “Lease” in 2019. Our review result is not modified in respect of this matter.

The engagement partners on the reviews resulting in this independent auditors’ review report are Mr. Dien Sheng Chang and Mr. Ching Pin Shih.

/s/ DELOITTE & TOUCHE

Deloitte & Touche

Taipei, Taiwan

Republic of China

August 13, 2019

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2019 (Reviewed)		December 31, 2018 (Audited)		June 30, 2018 (Reviewed)
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$36,551,150	7	$27,644,780	6	$43,843,635	9
Financial assets at fair value through profit or loss (Note 7)	3,071	—	—	—	277,105	—
Hedging financial assets (Note 20)	1,803	—	1,069	—	—	—
Contract assets (Note 28)	4,667,108	1	4,868,728	1	5,233,204	1
Trade notes and accounts receivable, net (Notes 9 and 28)	27,704,025	6	30,075,503	7	29,224,452	6
Receivables from related parties (Note 36)	22,258	—	24,270	—	30,816	—
Inventories (Notes 10 and 37)	15,256,997	3	15,120,715	3	11,938,340	3
Prepayments (Notes 5, 11 and 36)	4,937,925	1	1,872,984	—	5,688,779	1
Other current monetary assets (Note 12)	18,684,258	4	9,504,203	2	6,618,969	1
Other current assets (Notes 19 and 37)	2,633,792	1	2,576,084	1	3,677,085	1

Total current assets	110,462,387	23	91,688,336	20	106,532,385	22

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	508,262	—	517,362	—	—	—
Financial assets at fair value through other comprehensive income (Note 8)	6,649,385	1	6,932,503	2	7,051,912	1
Investments accounted for using equity method (Note 14)	3,033,826	1	2,944,890	1	2,558,978	1
Contract assets (Note 28)	2,406,011	—	2,343,958	—	2,562,011	1
Property, plant and equipment (Notes 5, 15 and 37)	283,593,894	58	288,914,228	61	285,685,468	59
Right-of-use assets (Notes 3, 4, 5 and 16)	11,529,946	2	—	—	—	—
Investment properties (Note 17)	8,272,336	2	8,287,212	2	8,042,960	2
Intangible assets (Note 18)	48,933,945	10	50,943,682	11	52,804,547	11
Deferred income tax assets (Notes 3 and 5)	3,545,648	1	3,553,856	1	3,268,615	1
Incremental costs of obtaining contracts (Note 28)	1,010,011	—	1,335,030	—	1,841,140	—
Net defined benefit assets (Note 3)	966,175	—	1,164,088	—	1,183,712	—
Prepayments (Notes 5, 11 and 36)	2,843,759	1	3,463,337	1	3,374,837	1
Other noncurrent assets (Notes 19, 37 and 38)	5,708,768	1	5,180,222	1	5,372,022	1

Total noncurrent assets	379,001,966	77	375,580,368	80	373,746,202	78

TOTAL	$489,464,353	100	$467,268,704	100	$480,278,587	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 21)	$95,000	—	$100,000	—	$80,000	—
Financial liabilities at fair value through profit or loss (Note 7)	1,081	—	1,114	—	423	—
Hedging financial liabilities (Note 20)	—	—	—	—	300	—
Contract liabilities (Notes 5 and 28)	14,724,134	3	10,687,772	2	9,735,037	2
Trade notes and accounts payable (Note 23)	15,320,902	3	20,464,792	5	17,114,532	4
Payables to related parties (Note 36)	398,515	—	917,951	—	425,115	—
Current tax liabilities (Note 3)	4,350,756	1	4,390,203	1	4,587,071	1
Lease liabilities (Notes 3, 4, 5, 16 and 36)	3,392,703	1	—	—	—	—
Dividends payables (Note 27)	34,745,603	7	—	—	37,204,714	8
Other payables (Notes 5 and 24)	20,990,148	5	23,315,383	5	22,892,445	5
Provisions (Note 25)	145,412	—	128,200	—	104,675	—
Other current liabilities (Note 5)	997,872	—	1,381,606	—	1,297,166	—

Total current liabilities	95,162,126	20	61,387,021	13	93,441,478	20

NONCURRENT LIABILITIES
Contract liabilities (Notes 5 and 28)	6,369,959	1	2,595,149	1	2,359,992	1
Long-term loans (Notes 22 and 37)	1,600,000	—	1,600,000	—	1,600,000	—
Deferred income tax liabilities (Notes 3 and 5)	1,954,700	—	1,991,843	—	2,039,672	—
Provisions (Note 25)	82,890	—	78,627	—	81,464	—
Lease liabilities (Notes 3, 4, 5, 16 and 36)	6,341,162	1	—	—	—	—
Customers’ deposits (Note 36)	4,646,748	1	4,716,571	1	4,627,456	1
Net defined benefit liabilities (Note 3)	3,613,320	1	3,533,936	1	2,036,452	—
Other noncurrent liabilities (Note 5)	1,447,349	—	4,793,237	1	4,725,710	1

Total noncurrent liabilities	26,056,128	4	19,309,363	4	17,470,746	3

Total liabilities	121,218,254	24	80,696,384	17	110,912,224	23

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 5, 13 and 27)
Common stocks	77,574,465	16	77,574,465	17	77,574,465	16

Additional paid-in capital	171,255,580	35	171,136,764	36	170,831,097	36

Retained earnings
Legal reserve	77,574,465	16	77,574,465	17	77,574,465	16
Special reserve	2,675,419	1	2,675,419	1	2,675,419	1
Unappropriated earnings	29,269,371	6	47,141,345	10	31,191,321	6

Total retained earnings	109,519,255	23	127,391,229	28	111,441,205	23

Other adjustments	226,265	—	459,914	—	79,507	—

Total equity attributable to stockholders of the parent	358,575,565	74	376,562,372	81	359,926,274	75
NONCONTROLLING INTERESTS (Notes 5, 13 and 27)	9,670,534	2	10,009,948	2	9,440,089	2

Total equity	368,246,099	76	386,572,320	83	369,366,363	77

TOTAL	$489,464,353	100	$467,268,704	100	$480,278,587	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended June 30				Six Months Ended June 30
	2019		2018		2019		2018
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 28, 36 and 41)	$50,108,175	100	$53,658,359	100	$101,439,336	100	$107,290,717	100
OPERATING COSTS (Notes 10, 26, 28, 29, 36 and 41)	32,267,298	65	33,192,438	62	65,748,086	65	67,642,805	63

GROSS PROFIT	17,840,877	35	20,465,921	38	35,691,250	35	39,647,912	37

OPERATING EXPENSES (Notes 26, 29, 36 and 41)
Marketing	5,483,018	11	5,955,611	11	10,890,909	11	11,608,425	11
General and administrative	1,140,567	2	1,168,462	2	2,311,725	2	2,359,436	2
Research and development	954,352	2	909,341	2	1,875,311	1	1,834,845	2
Expected credit loss (reversal of credit loss) (Notes 9 and 29)	(45,808)	—	370,045	1	(101,761)	—	767,965	1

Total operating expenses	7,532,129	15	8,403,459	16	14,976,184	14	16,570,671	16

OTHER INCOME AND EXPENSES (Notes 18 and 29)	(4,707)	—	(9,178)	—	(9,212)	—	(80,500)	—

INCOME FROM OPERATIONS	10,304,041	20	12,053,284	22	20,705,854	21	22,996,741	21

NON-OPERATING INCOME AND EXPENSES
Interest income	76,931	—	58,737	—	129,534	—	97,656	—
Other income (Notes 29 and 36)	279,330	1	301,468	1	335,676	—	357,628	—
Other gains and losses (Notes 14, 29 and 36)	(4,308)	—	12,490	—	(23,676)	—	(20,798)	—
Interest expenses (Notes 16 and 36)	(25,594)	—	(4,318)	—	(51,438)	—	(8,704)	—
Share of profits of associates accounted for using equity method (Note 14)	137,878	—	109,024	—	217,051	—	191,672	—

Total non-operating income and expenses	464,237	1	477,401	1	607,147	—	617,454	—

INCOME BEFORE INCOME TAX	10,768,278	21	12,530,685	23	21,313,001	21	23,614,195	21
INCOME TAX EXPENSE (Notes 3 and 30)	2,011,780	4	2,467,300	5	4,029,790	4	4,553,306	4

NET INCOME	8,756,498	17	10,063,385	18	17,283,211	17	19,060,889	17

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(124,403)	—	(453,053)	(1)	(283,391)	—	(687,185)	(1)
Gain or loss on hedging instruments subject to basis adjustment (Note 20)	4,522	—	(347)	—	734	—	550	—
Income tax benefit relating to items that will not be reclassified to profit or loss (Note 30)	—	—	—	—	—	—	207,269	—

	(119,881)	—	(453,400)	(1)	(282,657)	—	(479,366)	(1)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended June 30				Six Months Ended June 30
	2019		2018		2019		2018
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$39,468	—	$118,276	—	$62,998	—	$66,352	—
Share of exchange differences arising from the translation of the foreign operations of associates (Note 14)	146	—	1,424	—	316	—	2,259	—

	39,614	—	119,700	—	63,314	—	68,611	—

Total other comprehensive loss, net of income tax	(80,267)	—	(333,700)	(1)	(219,343)	—	(410,755)	(1)

TOTAL COMPREHENSIVE INCOME	$8,676,231	17	$9,729,685	17	$17,063,868	17	$18,650,134	16

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,568,370	17	$9,861,497	18	$16,924,452	17	$18,589,021	17
Noncontrolling interests	188,128	—	201,888	—	358,759	—	471,868	—

	$8,756,498	17	$10,063,385	18	$17,283,211	17	$19,060,889	17

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,485,493	17	$9,523,931	17	$16,690,803	17	$18,166,311	16
Noncontrolling interests	190,738	—	205,754	—	373,065	—	483,823	—

	$8,676,231	17	$9,729,685	17	$17,063,868	17	$18,650,134	16

EARNINGS PER SHARE (Note 31)
Basic	$1.10		$1.27		$2.18		$2.40

Diluted	$1.10		$1.27		$2.18		$2.39

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Notes 13, 20 and 27)
						Other Adjustments
							Unrealized Gain
						Exchange	or Loss on
						Differences	Financial Assets
						Arising from the	at Fair Value
			Retained Earnings			Translation of	Through Other	Gain or Loss		Noncontrolling
		Additional			Unappropriated	the Foreign	Comprehensive	on Hedging		Interests
	Common Stocks	Paid-in Capital	Legal Reserve	Special Reserve	Earnings	Operations	Income	Instruments	Total	(Notes 13 and 27)	Total Equity
BALANCE, JANUARY 1, 2018	$77,574,465	$169,466,883	$77,574,465	$2,680,823	$49,595,850	$(174,593)	$883,420	$(850)	$377,600,463	$8,693,650	$386,294,113
Appropriation of 2017 earnings
Reversal of special reserve	—	—	—	(5,404)	5,404	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(37,204,714)	—	—	—	(37,204,714)	—	(37,204,714)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(958,446)	(958,446)
Change in additional paid-in capital from investments in associates accounted for using equity method	—	(8)	—	—	—	—	—	—	(8)	46	38
Partial disposal of interests in subsidiaries	—	521,400	—	—	—	—	—	—	521,400	205,280	726,680
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	776,781	—	—	—	—	—	—	776,781	699,899	1,476,680
Net income for the six months ended June 30, 2018	—	—	—	—	18,589,021	—	—	—	18,589,021	471,868	19,060,889
Other comprehensive income (loss) for the six months ended June 30, 2018	—	—	—	—	205,760	62,527	(691,547)	550	(422,710)	11,955	(410,755)

Total comprehensive income (loss) for the six months ended June 30, 2018	—	—	—	—	18,794,781	62,527	(691,547)	550	18,166,311	483,823	18,650,134

Share-based payment transactions of subsidiaries	—	12,119	—	—	—	—	—	—	12,119	37,637	49,756
Net increase in noncontrolling interests	—	53,922	—	—	—	—	—	—	53,922	278,200	332,122

BALANCE, JUNE 30, 2018	$77,574,465	$170,831,097	$77,574,465	$2,675,419	$31,191,321	$(112,066)	$191,873	$(300)	$359,926,274	$9,440,089	$369,366,363

BALANCE, JANUARY 1, 2019	$77,574,465	$171,136,764	$77,574,465	$2,675,419	$47,141,345	($79,427)	$538,272	$1,069	$376,562,372	$10,009,948	$386,572,320
Effect of retrospective application (Note 5)	—	—	—	—	(50,823)	—	—	—	(50,823)	(19,603)	(70,426)

BALANCE, JANUARY 1, 2019 AS ADJUSTED	77,574,465	171,136,764	77,574,465	2,675,419	47,090,522	(79,427)	538,272	1,069	376,511,549	9,990,345	386,501,894
Appropriation of 2018 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(34,745,603)	—	—	—	(34,745,603)	—	(34,745,603)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(709,817)	(709,817)
Change in additional paid-in capital from investments in associates accounted for using equity method	—	119,628	—	—	—	—	—	—	119,628	942	120,570
Net income for the six months ended June 30, 2019	—	—	—	—	16,924,452	—	—	—	16,924,452	358,759	17,283,211
Other comprehensive income (loss) for the six months ended June 30, 2019	—	—	—	—	—	41,848	(276,231)	734	(233,649)	14,306	(219,343)

Total comprehensive income (loss) for the six months ended June 30, 2019	—	—	—	—	16,924,452	41,848	(276,231)	734	16,690,803	373,065	17,063,868

Share-based payment transactions of subsidiaries	—	(812)	—	—	—	—	—	—	(812)	15,999	15,187

BALANCE, JUNE 30, 2019	$77,574,465	$171,255,580	$77,574,465	$2,675,419	$29,269,371	($37,579)	$262,041	$1,803	$358,575,565	$9,670,534	$368,246,099

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$21,313,001	$23,614,195
Adjustments for:
Depreciation	15,432,100	13,758,900
Amortization	2,129,015	2,174,887
Amortization of incremental costs of obtaining contracts	690,939	1,098,411
Expected credit loss (reversal of credit loss)	(101,761)	767,965
Interest expenses	51,438	8,704
Interest income	(129,534)	(97,656)
Dividend income	(240,849)	(231,439)
Compensation cost of share-based payment transactions	859	16,457
Share of profits of associates accounted for using equity method	(217,051)	(191,672)
Loss on disposal of property, plant and equipment	9,066	29,750
Loss on disposal of intangible assets	146	—
Gain on disposal of financial instruments	—	(5,763)
Loss (gain) on disposal of investments accounted for using equity method	(30,152)	125
Provision for inventory and obsolescence	240,511	36,161
Impairment loss on intangible assets	—	50,750
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	5,997	(238)
Others	7,844	(2,598)
Changes in operating assets and liabilities
Decrease (increase) in:
Financial assets mandatorily measured at fair value through profit or loss	—	(218,837)
Contract assets	140,300	2,186,835
Trade notes and accounts receivable	2,463,779	1,978,138
Receivables from related parties	2,012	18,551
Inventories	(376,793)	(3,266,972)
Prepayments	(3,104,099)	(3,309,726)
Other current monetary assets	(1,033,337)	(244,262)
Other current assets	(57,708)	(1,362,241)
Incremental cost of obtaining contracts	(365,920)	(465,408)
Increase (decrease) in:
Contract liabilities	4,114,091	1,464,855
Trade notes and accounts payable	(5,143,953)	(2,283,165)
Payables to related parties	(519,436)	(259,070)
Other payables	(2,127,402)	(2,578,299)
Provisions	21,475	6,454
Other operating liabilities	(154,345)	239,161
Net defined benefit plans	277,297	(1,837,850)

Cash generated from operations	33,297,530	31,095,103
Interest paid	(51,438)	(8,704)
Income tax paid	(4,072,590)	(6,638,622)

Net cash provided by operating activities	29,173,502	24,447,777

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2019	2018
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	$—	$(200,000)
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(12,308,334)	(3,229,100)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	4,654,443	2,750,005
Proceeds from disposal of investments accounted for using equity method	32,470	3,379
Proceeds from capital reduction of investments accounted for using equity method	—	19,184
Acquisition of property, plant and equipment	(10,315,387)	(11,214,349)
Proceeds from disposal of property, plant and equipment	23,887	24,246
Acquisition of intangible assets	(119,123)	(146,874)
Acquisition of investment properties	—	(5,557)
Increase in other noncurrent assets	(503,514)	(28,165)
Interest received	125,234	93,094
Cash dividends received	17,939	—

Net cash used in investing activities	(18,392,385)	(11,934,137)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	305,000	210,000
Repayment of short-term loans	(310,000)	(200,000)
Decrease in customers’ deposits	(85,038)	(45,502)
Payments for the principal of lease liabilities	(1,962,191)	—
Increase in other noncurrent liabilities	137,019	102,282
Partial disposal of interests in subsidiaries without losing control	—	593,969
Change in other noncontrolling interests	14,328	1,842,101

Net cash provided by (used in) financing activities	(1,900,882)	2,502,850

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	26,135	2,210

NET INCREASE IN CASH AND CASH EQUIVALENTS	8,906,370	15,018,700
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	27,644,780	28,824,935

CASH AND CASH EQUIVALENTS, END OF PERIOD	$36,551,150	$43,843,635

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on August 13, 2019.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2018. Please refer to the consolidated financial statements for the year ended December 31, 2018 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financing Reporting Interpretations Committee (IFRIC) and SIC Interpretation (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2019	December 31, 2018	June 30, 2018	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	57	57	57	b.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51	51

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2019	December 31, 2018	June 30, 2018	Note
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	80	80	80
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	93	93	89	c.
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	SENYOUNG Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	100
Light Era Development Co., Ltd.	Taoyuan Asia Silicon Valley Innovation Co., Ltd. (“TASVI”)	Development of real estate	60	60	60	d.
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49
Chunghwa System Integration Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	—	—	—	e.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	36	f.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2019	December 31, 2018	June 30, 2018	Note
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	—	100	100	g.
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Maintenance of information and communication technologies products	—	—	—	h.
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	—	100	100	i.
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Hsingta Co., Ltd. (“CHC”)	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Providing intelligent energy saving solution and intelligent buildings services	—	—	75	j.
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100

(Concluded)

a.

SENAO transferred its treasury stock to employees in June 2018 and the Company’s ownership interest in SENAO decreased to 28.18% as of June 30, 2018, December 31, 2018 and June 30, 2019. As Chunghwa controls six out of eleven seats of the Board of Directors of SENAO through the support of large beneficial stockholders, the accounts of SENAO are included in the consolidated financial statements.

b.

CHIEF issued new shares in March 2019, March and November 2018 as its employees exercised their options. In addition, Chunghwa and CHI disposed some shares of CHIEF in May 2018 before CHIEF traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements. Furthermore, Chunghwa and CHI did not participate in the capital increase of CHIEF in June 2018. Therefore, the Company’s equity ownership interest in CHIEF decreased to 60.28%, 60.23% and 59.86% as of June 30, 2018, December 31, 2018 and June 30, 2019, respectively.

c.	SENAO subscribed for all the shares in the capital increase of Youth in December 2018. Therefore, the Company’s equity ownership interest in Youth increased from 89% to 93%.

d.

LED invested 60% equity shares of Taoyuan Asia Silicon Valley Innovation Co., Ltd. (“TASVI”) in March 2018. TASVI was approved to end and dissolve its business in April 2019. The liquidation of TASVI is still in process.

e.	Concord completed its liquidation in January 2018.

f.

CHI disposed some shares of CHPT from April to August 2018. Therefore, its ownership interest in CHPT decreased to 36.04%, 34.25% and 34.25% as of June 30, 2018, December 31, 2018 and June 30, 2019, respectively. However, considering the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

g.	STF completed its liquidation in May 2019.

h.	SEITS completed its liquidation in March 2018.

i.	SITJ completed its liquidation in March 2019.

j.	JZIT completed its liquidation in December 2018.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of June 30, 2019:

Other Significant Accounting Policies

The Company initial applied IFRS 16 “Lease’’ on January 1, 2019, and elected not to restate the figures in comparative periods. Different accounting policies for each accounting periods as a result of the application of new accounting standards are listed by year separately.

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings. The effect of a change in tax rate resulting from a change in tax law is recognized in consistent with the accounting for the transaction itself for which the tax consequence arises from, and is recognized in profit or loss or other comprehensive income in full in the period in which the change in tax rate occurs.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Leasing

2019

At inception of a contract, the Company assesses whether the contract is, or contains, a lease.

1)	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

2)	The Company as lessee

The Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for lease payments for low-value assets are recognized as expenses on a straight-line basis over the lease terms accounted for applying recognition exemption.

Right-of-use assets are initially measured at cost, which comprises the initial measurement of lease liabilities and for lease payments made at or before the commencement date. Right-of-use assets are subsequently measured at cost less accumulated depreciation and accumulated impairment losses and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are presented separately on the consolidated balance sheets.

Right-of-use assets are depreciated using the straight-line basis from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms.

Lease liabilities were initially measured at the present value of the lease payments, which comprise fixed payments, in-substance fixed payments, variable lease payments which depend on an index or a rate. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined. If such rate cannot be readily determined, the lessee’s incremental borrowing rate is used.

Lease liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use-assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. Lease liabilities are presented separately on the consolidated balance sheets.

Variable lease payments not depending on an index or a rate are recognized as expenses in the periods in which they are incurred.

2018

1)	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

2)	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Except for the following items, for the critical accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2018.

Lessees’ incremental borrowing rates - 2019

In determining a lessee’s incremental borrowing rate used in discounting lease payments, a risk-free rate for relevant duration and the same currency is selected as a reference rate. The lessee’s credit spread adjustments and lease specific adjustments are also taken into account.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs endorsed and issued into effect by the FSC

Except for the following, whenever applied, the initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRSs”) does not have material impacts on the Company’s consolidated financial statements.

IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for identifying leases and accounting treatments for lessors and lessees. It supersedes IAS 17 “Lease”, IFRIC 4 - Determining Whether an Arrangement Contains a Lease and a number of related interpretations. Refer to Note 3 for information relating to the relevant accounting policies.

The Company reassessed whether a contract is, or contains, a lease in accordance with the definition of a lease under IFRS 16. Some contracts previously identified as containing a lease under IAS 17 and IFRIC 4 do not meet the definition of a lease under IFRS 16 and are accounted for in accordance with other accounting standards because the Company does not have the right to direct the use of the identified assets. Contracts that are reassessed as leases or containing a lease are accounted for in accordance with the transitional provisions under IFRS 16.

If the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for those whose payments for low-value assets are recognized as expenses on a straight-line basis. On the consolidated statements of comprehensive income, the Company presents the depreciation expense charged on the right-of-use asset separately from the interest expense accrued on lease liability using the effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities. Before the application of IFRS 16, payments under operating lease contracts were recognized as expenses on a straight-line basis. Prepaid lease payments for use rights of leased assets were recognized as prepaid rents. Cash flows for operating leases were classified within operating activities on the statements of cash flows.

The Company did not make any adjustments for leases in which the Company is a lessor and accounts for those leases with the application of IFRS 16 starting from January 1, 2019.

The Company applied IFRS 16 retrospectively with the cumulative effect of the initial application of IFRS 16 recognized in retained earnings on January 1, 2019. Comparative financial information is not restated.

Lease liabilities are recognized on January 1, 2019 for leases previously classified as operating leases under IAS 17 and measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate on January 1, 2019. Right-of-use assets are measured at the present value discounted using the aforementioned incremental borrowing rate as if IFRS 16 had been applied since the commencement date of leases. The Company applies IAS 36 for assessing impairment of right-of-use assets.

The lessee’s weighted average incremental borrowing rate applied to lease liabilities recognized on January 1, 2019 is 0.85%. The difference between the (1) lease liabilities recognized and (2) future aggregate minimum lease payments of non-cancellable operating lease disclosed under IAS 17 on December 31, 2018 is explained as follows:

The future aggregate minimum lease payments of non-cancellable operating lease on December 31, 2018	$10,557,854
Less: Recognition exemption for leases of low-value assets	(3,263)

Undiscounted amount on January 1, 2019	$10,554,591

Discounted amount using the incremental borrowing rate on January 1, 2019	$10,339,868
Add: Adjustments as a result of a different treatment of extension options	189

Lease liabilities recognized on January 1, 2019	$10,340,057

The impact on assets, liabilities and equity as of January 1, 2019 from the initial application of IFRS 16 is set out as follows:

	Carrying Amount as of January 1, 2019	Adjustments Arising from Initial Application of IFRS 16	Adjusted Carrying Amount as of January 1, 2019
Prepayments - current	$1,872,984	$(245,215)	$1,627,769

Property, plant and equipment	$288,914,228	(1,308,990)	$287,605,238

Right-of-use assets	$—	12,163,063	$12,163,063

Deferred income tax assets	$3,553,856	25,588	$3,579,444

Prepayments - noncurrent	$3,463,337	(413,521)	$3,049,816

Total effect on assets		$10,220,925

Contract liabilities - current	$10,687,772	$214,174	$10,901,946

Lease liabilities - current	$—	3,394,119	$3,394,119

Other payables	$23,315,383	(48,712)	$23,266,671

Other current liabilities	$1,381,606	(214,174)	$1,167,432

Contract liabilities - noncurrent	$2,595,149	3,482,907	$6,078,056

Deferred income tax liabilities	$1,991,843	6	$1,991,849

Lease liabilities - noncurrent	$—	6,945,938	$6,945,938

Other noncurrent liabilities	$4,793,237	(3,482,907)	$1,310,330

Total effect on liabilities		$10,291,351

Unappropriated earnings	$47,141,345	$(50,823)	$47,090,522

Noncontrolling interests	$10,009,948	(19,603)	$9,990,345

Total effect on equity		$(70,426)

b.	Amendments to the IFRSs endorsed by the FSC for application starting from 2020

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB
Amendments to IFRS 3	Definition of a Business	January 1, 2020 (Note 1)
Amendments to IAS 1 and IAS 8	Definition of Materiality	January 1, 2020 (Note 2)

Note 1:

The Company shall apply these amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period.

Note 2:	The Company shall apply these amendments prospectively in annual periods beginning on or after January 1, 2020.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual periods beginning on or after their respective effective dates.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2019	December 31, 2018	June 30, 2018
Cash
Cash on hand	$425,687	$462,719	$297,645
Bank deposits	8,866,882	10,574,697	8,634,060

	9,292,569	11,037,416	8,931,705

Cash equivalents (investments with maturities of less than three months)
Commercial paper	12,685,341	6,143,672	13,890,087
Negotiable certificates of deposit	11,900,000	7,600,000	17,600,000
Time deposits	2,673,240	2,863,692	3,421,843

	27,258,581	16,607,364	34,911,930

	$36,551,150	$27,644,780	$43,843,635

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	June 30, 2019	December 31, 2018	June 30, 2018
Bank deposits	0.00%-0.85%	0.00%-0.50%	0.00%-0.38%
Commercial paper	0.43%-0.60%	0.47%-0.57%	0.37%-0.48%
Negotiable certificates of deposit	0.53%-0.60%	0.55%-0.60%	0.40%-0.50%
Time deposits	0.09%-4.40%	0.09%-4.40%	0.13%-4.40%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2019	December 31, 2018	June 30, 2018
Financial assets-current

Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$3,071	$—	$83
Hybrid financial assets
Financial commodities	—	—	277,022

	$3,071	$—	$277,105

Financial assets-noncurrent

Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$283,353	$292,910	$—
Non-listed stocks - foreign	224,909	224,452	—

	$508,262	$517,362	$—

Financial liabilities-current

Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$1,081	$1,114	$423

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)
June 30, 2019

Forward exchange contracts - buy	EUR/NT$	2019.09	EUR7,057/NT$247,073
Forward exchange contracts - buy	US$/NT$	2019.07	US$3,056/NT$95,989

December 31, 2018

Forward exchange contracts - buy	EUR/NT$	2019.03-06	EUR5,452/NT$192,734
Forward exchange contracts - buy	US$/NT$	2019.01	US$2,020/NT$62,252

June 30, 2018

Forward exchange contracts - buy	EUR/NT$	2018.09-12	EUR9,496/NT$336,469
Forward exchange contracts - buy	US$/NT$	2018.07	US$160/NT$4,795

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

SENAO entered into financial commodities with a bank. As the contractual terms to cash flows that are not solely payments of principal and interest on the principal amount outstanding, the financial commodities are assessed and classified as mandatorily measured at FVTPL according to IFRS 9.

Outstanding financial commodities as of balance sheet dates were as follows:

Contract Amount
	Currency	Maturity Period	(In Thousands)
June 30, 2018

Financial commodities	RMB	2018.07-08	RMB60,100

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	June 30, 2019	December 31, 2018	June 30, 2018
Domestic investments
Listed stocks	$2,594,041	$2,899,843	$2,509,683
Non-listed stocks	3,879,760	3,901,053	4,234,052
Foreign investments
Non-listed stocks	175,584	131,607	308,177

	$6,649,385	$6,932,503	$7,051,912

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2019	December 31, 2018	June 30, 2018
Trade notes and accounts receivable	$30,219,401	$32,677,558	$31,931,069
Less: Loss allowance	(2,515,376)	(2,602,055)	(2,706,617)

	$27,704,025	$30,075,503	$29,224,452

The average credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopts a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from default. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there are evidences indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below.

June 30, 2019

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 181 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%-3%	3%-27%	8%-69%	19%-83%	30%-90%	58%-96%	100%
Gross carrying amount	$22,155,698	$315,403	$118,468	$72,437	$36,733	$30,301	$514,108	$23,243,148
Loss allowance (Lifetime ECL)	(57,033)	(24,731)	(28,257)	(27,325)	(27,405)	(21,501)	(514,108)	(700,360)

Amortized cost	$22,098,665	$290,672	$90,211	$45,112	$9,328	$8,800	$—	$22,542,788

Project business

Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,579,415	$116,036	$54,815	$82,046	$6,657	$22,276	$1,691,495	$4,552,740
Loss allowance (Lifetime ECL)	(2,289)	(5,888)	(7,466)	(24,614)	(3,402)	(17,846)	(1,691,495)	(1,753,000)

Amortized cost	$2,577,126	$110,148	$47,349	$57,432	$3,255	$4,430	$—	$2,799,740

December 31, 2018

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 181 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%-3%	3%-30%	7%-69%	19%-82%	32%-90%	61%-95%	100%
Gross carrying amount	$23,307,276	$454,465	$94,715	$48,924	$37,640	$36,090	$418,101	$24,397,211
Loss allowance (lifetime ECL)	(79,857)	(26,872)	(24,023)	(28,432)	(28,196)	(25,618)	(418,101)	(631,099)

Amortized cost	$23,227,419	$427,593	$70,692	$20,492	$9,444	$10,472	$—	$23,766,112

(Continued)

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 181 Days	Total
Project business

Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$4,066,271	$88,384	$92,343	$8,248	$12,132	$6,809	$1,725,168	$5,999,355
Loss allowance (lifetime ECL)	(152,624)	(8,609)	(10,142)	(2,910)	(8,492)	(5,643)	(1,725,168)	(1,913,588)

Amortized cost	$3,913,647	$79,775	$82,201	$5,338	$3,640	$1,166	$—	$4,085,767

(Concluded)

June 30, 2018

	Not past due	Past due Less than 30 days	Pass due 31 to 60 days	Pass due 61 to 90 days	Pass due 91 to 120 days	Pass due 121 to 180 days	Pass due Over 181 days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%-2%	3%-32%	8%-69%	17%-82%	33%-89%	65%-95%	100%
Gross carrying amount	$22,461,178	$271,156	$82,695	$48,452	$38,079	$44,519	$451,394	$23,397,473
Loss allowance (Lifetime ECL)	(57,493)	(26,194)	(24,715)	(25,668)	(30,325)	(28,786)	(451,394)	(644,575)

Amortized cost	$22,403,685	$244,962	$57,980	$22,784	$7,754	$15,733	$—	$22,752,898

Project business

Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$4,322,849	$194,526	$199,021	$153,293	$110,110	$120,882	$1,546,997	$6,647,678
Loss allowance (Lifetime ECL)	(153,555)	(77,882)	(79,682)	(61,374)	(44,084)	(48,397)	(1,546,997)	(2,011,971)

Amortized cost	$4,169,294	$116,644	$119,339	$91,919	$66,026	$72,485	$—	$4,635,707

Note a:

Please refer to Notes 28 and 41 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When customer is the government or its affiliates, it is expected that no credit loss will occur. For those who had bounced or exchanged checks as well as those accounts receivable were overdue more than six months that are classified as high risk customers, the expected credit loss of high risk customers is at least 50%, and the rate is increased when the overdue days increases.

Movements of the allowance for doubtful accounts were as follows:

	Six Months Ended June 30
	2019	2018
Beginning balance	$2,602,055	$2,117,349
Add: Provision for (reversal of) credit loss	(24,453)	733,036
Less: Amounts written off	(62,226)	(143,768)

Ending balance	$2,515,376	$2,706,617

10.	INVENTORIES

	June 30, 2019	December 31, 2018	June 30, 2018
Merchandise	$3,583,169	$6,067,750	$4,091,754
Project in process	9,343,288	6,756,486	5,542,199
Work in process	102,126	109,191	134,701
Raw materials	149,793	111,566	94,341

	13,178,376	13,044,993	9,862,995
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	79,888	76,989	76,612

	$15,256,997	$15,120,715	$11,938,340

The operating costs related to inventories were $10,542,716 thousand (including the valuation loss on inventories of $144,829 thousand) and $22,706,124 thousand (including the valuation loss on inventories of $240,511 thousand) for the three months and six months ended June 30, 2019, respectively. The operating costs related to inventories were $10,321,106 thousand (including the valuation loss on inventories of $3,685 thousand) and $22,612,202 thousand (including the valuation loss on inventories of $36,161 thousand) for the three months and six months ended June 30, 2018, respectively.

As of June 30, 2019, December 31, 2018 and June 30, 2018, inventories of $2,078,621 thousand, $2,075,722 thousand and $2,075,345 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress on June 30, 2019, December 31, 2018 and June 30, 2018 was for Qingshan Sec., Dayuan Dist., Taoyuan City project.

11.	PREPAYMENTS

	June 30, 2019	December 31, 2018	June 30, 2018
Prepaid rents	$3,539,616	$2,415,083	$2,722,397
Prepaid salary and bonus	3,089,648	5,407	3,259,058
Others	1,152,420	2,915,831	3,082,161

	$7,781,684	$5,336,321	$9,063,616

Current
Prepaid salary and bonus	$3,089,648	$5,407	$3,259,058
Prepaid rents	696,352	599,817	978,617
Others	1,151,925	1,267,760	1,451,104

	$4,937,925	$1,872,984	$5,688,779

Noncurrent
Prepaid rents	$2,843,264	$1,815,266	$1,743,780
Others	495	1,648,071	1,631,057

	$2,843,759	$3,463,337	$3,374,837

Prepaid rents in 2019 comprises the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	June 30, 2019	December 31, 2018	June 30, 2018
Time deposits and negotiable certificatess of deposit with maturities of more than three months	$15,836,335	$8,156,647	$4,564,577
Others	2,847,923	1,347,556	2,054,392

	$18,684,258	$9,504,203	$6,618,969

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months were as follows:

	June 30, 2019	December 31, 2018	June 30, 2018
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.03%-2.95%	0.03%-3.05%	0.03%-2.65%

13.	SUBSIDIARIES

a.	Information on significant noncontrolling interest subsidiary

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	June 30, 2019	December 31, 2018	June 30, 2018
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	64%

	Profit Allocated to Noncontrolling Interests
	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
SENAO	$49,001	$22,953	$94,220	$145,227

CHPT	$77,293	$129,394	$139,230	$232,175

	Accumulated Noncontrolling Interests
	June 30, 2019	December 31, 2018	June 30, 2018
SENAO	$4,067,117	$4,228,240	$4,141,198
CHPT	3,967,656	4,044,322	3,715,091
Individually immaterial subsidiaries with noncontrolling interests	1,635,761	1,737,386	1,583,800

	$9,670,534	$10,009,948	$9,440,089

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	June 30, 2019	December 31, 2018	June 30, 2018
Current assets	$6,724,455	$7,041,416	$7,695,127
Noncurrent assets	3,426,650	2,675,748	2,626,939
Current liabilities	(3,867,434)	(3,740,162)	(4,524,176)
Noncurrent liabilities	(697,346)	(164,056)	(154,280)

Equity	$5,586,325	$5,812,946	$5,643,610

Equity attributable to the parent	$1,519,208	$1,584,706	$1,502,412
Equity attributable to noncontrolling interests	4,067,117	4,228,240	4,141,198

	$5,586,325	$5,812,946	$5,643,610

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Revenues and income	$6,802,080	$7,283,122	$14,629,265	$16,181,178
Costs and expenses	6,733,948	7,251,502	14,497,927	15,974,890

Profit for the period	$68,132	$31,620	$131,338	$206,288

Profit attributable to the parent	$19,131	$8,667	$37,118	$61,061
Profit attributable to the noncontrolling interests	49,001	22,953	94,220	145,227

Profit for the period	$68,132	$31,620	$131,338	$206,288

Other comprehensive income attributable to the parent	$5,169	$1,370	$8,328	$4,105
Other comprehensive income attributable to the noncontrolling interests	13,192	2,482	20,391	4,135

Other comprehensive income for the period	$18,361	$3,852	$28,719	$8,240

Total comprehensive income attributable to the parent	$24,300	$10,037	$45,446	$65,166
Total comprehensive income attributable to the noncontrolling interests	62,193	25,435	114,611	149,362

Total comprehensive income for the period	$86,493	$35,472	$160,057	$214,528

	Six Months Ended June 30
	2019	2018
Net cash flow from operating activities	$(491,041)	$101,423
Net cash flow from investing activities	133,129	(171,899)
Net cash flow from financing activities	(173,439)	327,165
Effect of exchange rate changes on cash and cash equivalents	221	73

Net cash inflow (outflow)	$(531,130)	$256,762

Dividends paid to noncontrolling interests	$—	$—

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	June 30, 2019	December 31, 2018	June 30, 2018
Current assets	$4,173,928	$4,416,910	$4,811,936
Noncurrent assets	3,492,196	2,779,020	2,440,125
Current liabilities	(1,620,862)	(1,044,054)	(1,442,429)
Noncurrent liabilities	(10,805)	(816)	(1,173)

Equity	$6,034,457	$6,151,060	$5,808,459

Equity attributable to CHI	$2,066,801	$2,106,738	$2,093,368
Equity attributable to noncontrolling interests	3,967,656	4,044,322	3,715,091

	$6,034,457	$6,151,060	$5,808,459

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Revenues and income	$679,705	$893,709	$1,291,454	$1,638,699
Costs and expenses	562,051	687,737	1,079,599	1,266,146

Profit for the period	$117,654	$205,972	$211,855	$372,553

Profit attributable to CHI	$40,361	$76,578	$72,625	$140,378
Profit attributable to the noncontrolling interests	77,293	129,394	139,230	232,175

Profit for the period	$117,654	$205,972	$211,855	$372,553

(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Other comprehensive income (loss) attributable to CHI	$(124)	$388	$214	$480
Other comprehensive income (loss) attributable to the noncontrolling interests	(238)	505	411	653

Other comprehensive income (loss) for the period	$(362)	$893	$625	$1,133

Total comprehensive income attributable to CHI	$40,237	$76,966	$72,839	$140,858
Total comprehensive income attributable to the noncontrolling interests	77,055	129,899	139,641	232,828

Total comprehensive income for the period	$117,292	$206,865	$212,480	$373,686

(Concluded)

	Six Months Ended June 30
	2019	2018
Net cash flow from operating activities	$101,139	$506,418
Net cash flow from investing activities	(607,297)	(320,521)
Net cash flow from financing activities	(10,995)	—
Effect of exchange rate changes on cash and cash equivalents	1,475	565

Net cash inflow (outflow)	$(515,678)	$186,462

Dividends paid to noncontrolling interests	$—	$—

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in March 2019 and 2018 as its employees exercised their options. In addition, Chunghwa and CHI disposed some shares of CHIEF in May 2018 before CHIEF traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements. Furthermore, Chunghwa and CHI did not participate in the capital increase of CHIEF in June 2018. Therefore, the Company’s equity ownership interest in CHIEF decreased. See Note 32(c)(d) for details.

SENAO transferred its treasury stock to employees in June 2018; therefore, the Company’s ownership interest in SENAO decreased. See Note 32(b) for details.

CHI disposed some shares of CHPT from April to June 2018. Therefore, the Company’s ownership interest in CHPT decreased.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the six months ended June 30, 2019 and 2018 were as follows:

Six Months Ended June 30, 2019
CHIEF Share-Based Payment
Cash consideration received from noncontrolling interests	$14,328
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(15,140)

Differences arising from equity transactions	$(812)

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$(812)

	Six Months Ended June 30, 2018
	SENAO Transferred its Treasury Stock	CHI Disposed Some Shares of CHPT	Chunghwa and CHI Did Not Participate in the Capital Increase of CHIEF	Chunghwa and CHI Disposed Some Shares of CHIEF	Share-based Payment of CHIEF
Cash consideration received from noncontrolling interests	$327,122	$593,969	$1,476,680	$132,711	$33,299
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(273,200)	(187,027)	(699,899)	(18,253)	(21,180)

Differences arising from equity transactions	$53,922	$406,942	$776,781	$114,458	$12,119

Line items for equity transaction adjustments
Additional paid-in capital-difference between consideration received or paid and the carrying amount of the subsidiaries’ net assets upon actual disposal or acquisition	$—	$406,942	$—	$114,458	$—

Additional paid-in capital - arising from changes in equities of subsidiaries	$53,922	$—	$776,781	$—	$12,119

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments in associates were as follows:

	Carrying Amount
	June 30, 2019	December 31, 2018	June 30, 2018
Listed

Senao Networks, Inc. (“SNI”)	$872,543	$919,841	$846,702

KingwayTek Technology Co., Ltd. (“KWT”)	253,606	—	—

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	540,889	496,033	541,654
International Integrated System, Inc. (“IISI”)	302,912	310,842	305,618
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	284,569	286,510	274,799
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	196,524	198,974	—
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	177,789	216,439	110,783
So-net Entertainment Taiwan Limited (“So-net”)	150,003	119,956	99,421
KKBOX Taiwan Co., Ltd. (“KKBOXTW”, previously known as Skysoft Co., Ltd.)	144,928	147,360	135,699
Taiwan International Ports Logistics Corporation (“TIPL”)	50,382	49,650	47,465
Click Force Co., Ltd. (“CF”)	37,302	37,876	38,442
UUPON Inc. (“UUPON”, previously known as Dian Zuan Integrating Marketing Co., Ltd.)	12,123	16,647	20,357
Cornerstone Ventures Co., Ltd. (“CVC”)	5,176	4,757	—
Alliance Digital Tech Co., Ltd. (“ADT”)	5,080	5,080	9,676
KingwayTek Technology Co., Ltd. (“KWT”)	—	134,925	128,362
MeWorks LIMITED (HK) (“MeWorks”)	—	—	—

	$3,033,826	$2,944,890	$2,558,978

The percentages of ownership and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Rights
	June 30, 2019	December 31, 2018	June 30, 2018
Senao Networks, Inc. (“SNI”)	34	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	22	26	26
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
International Integrated System, Inc. (“IISI”)	32	32	32
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	—
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40

(Continued)

	% of Ownership and Voting Rights
	June 30, 2019	December 31, 2018	June 30, 2018
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
Click Force Co., Ltd. (“CF”)	49	49	49
UUpon Inc. (“UUPON”)	22	22	22
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49	—
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14	14
MeWorks LIMITED (HK) (“MeWorks”)	20	20	20

(Concluded)

None of the above associates is considered individually material to the Company. Summarized financial information of associates that are not individually material was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
The Company’s share of profits	$137,878	$109,024	$217,051	$191,672
The Company’s share of other comprehensive income	146	1,424	316	2,259

The Company’s share of total comprehensive income	$138,024	$110,448	$217,367	$193,931

The Level 1 fair values based on the closing market prices of SNI and KWT as of the balance sheet dates were as follows:

	June 30, 2019	December 31, 2018	June 30, 2018
SNI	$1,621,429	$1,447,350	$2,437,118

KWT	$983,123	$—	$—

The Company disposed some shares of KingwayTek Technology Co., Ltd. (“KWT”) in April 2019 before KWT traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements and recognized disposal gain of $30,152 thousand. In addition, the Company did not participate in the capital increase of KWT in May 2019. Therefore, the Company’s ownership interest in KWT decreased to 22% as of June 30, 2019.

The Company invested 50% equity shares of Chunghwa PChome Fund I Co., Ltd. (“CPFI”) in October 2018. The Company has only two out of five seats of the Board of Directors of CPFI, and has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as investment in associate. CPFI engages mainly in investment business.

The Company invested 49% equity shares of Cornerstone Ventures Co., Ltd. (“CVC”) in October 2018. The Company has only two out of five seats of the Board of Directors of CVC, and has no control but significant influence over CVC. Therefore, the Company recognized CVC as investment in associate. CVC engages mainly in investment business.

HopeTech returned the proceeds of $19,184 thousand as a result of capital reduction in January 2018. The Company received $3,379 thousand by disposing all shares of HopeTech in June 2018 and recognized disposal loss of $125 thousand.

The Company owns 14% equity shares of ADT. As the Company remains the seat in the Board of Directors of ADT and considers the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company remains significant influence over ADT. In June 2018, the stockholders of ADT approved to dissolve. The liquidation of ADT is still in process.

The Company’s share of profit and other comprehensive income of associates was recognized based on the reviewed financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

June 30, 2019
Assets used by the Company	$275,800,063
Assets subject to operating leases	7,793,831

$283,593,894

a.	Assets used by the Company - 2019

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2019	$103,972,052	$1,600,323	$72,911,010	$14,258,485	$715,748,118	$3,882,534	$9,873,589	$18,644,766	$940,890,877
Effect of retrospective application of IFRS 16	(3,617,627)	(689)	(3,582,774)	—	(3,884,421)	—	—	—	(11,085,511)

Balance on January 1, 2019 as adjusted	100,354,425	1,599,634	69,328,236	14,258,485	711,863,697	3,882,534	9,873,589	18,644,766	929,805,366
Additions	—	—	5,622	15,321	30,460	—	30,825	9,375,793	9,458,021
Disposal	(19,331)	—	(3,101)	(588,249)	(19,986,176)	(13,784)	(195,287)	—	(20,805,928)
Effect of foreign exchange differences	—	—	—	116	28,097	41	1,117	374	29,745
Others	(1,343,477)	5,136	(847,623)	94,387	11,500,308	47,320	152,985	(11,799,342)	(2,190,306)

Balance on June 30, 2019	$98,991,617	$1,604,770	$68,483,134	$13,780,060	$703,436,386	$3,916,111	$9,863,229	$16,221,591	$916,296,898

Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$(1,337,704)	$(28,126,983)	$(12,143,307)	$(599,425,774)	$(3,651,139)	$(7,291,742)	$—	$(651,976,649)
Effect of retrospective application of IFRS 16	—	512	1,265,356	—	2,575,431	—	—	—	3,841,299

Balance on January 1, 2019 as adjusted	—	(1,337,192)	(26,861,627)	(12,143,307)	(596,850,343)	(3,651,139)	(7,291,742)	—	(648,135,350)
Depreciation expenses	—	(21,485)	(639,340)	(421,931)	(11,929,921)	(51,252)	(345,623)	—	(13,409,552)
Disposal	—	—	3,101	585,629	19,976,104	13,781	194,360	—	20,772,975
Effect of foreign exchange differences	—	—	—	(47)	(9,844)	(26)	(442)	—	(10,359)
Others	—	—	301,025	(6,538)	(949)	(1,820)	(6,267)	—	285,451

Balance on June 30, 2019	$—	$(1,358,677)	$(27,196,841)	$(11,986,194)	$(588,814,953)	$(3,690,456)	$(7,449,714)	$—	$(640,496,835)

Balance on January 1, 2019, net	$103,972,052	$262,619	$44,784,027	$2,115,178	$116,322,344	$231,395	$2,581,847	$18,644,766	$288,914,228

Balance on January 1, 2019 as adjusted	$100,354,425	$262,442	$42,466,609	$2,115,178	$115,013,354	$231,395	$2,581,847	$18,644,766	$281,670,016

Balance on June 30, 2019, net	$98,991,617	$246,093	$41,286,293	$1,793,866	$114,621,433	$225,655	$2,413,515	$16,221,591	$275,800,063

There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss for the six months ended June 30, 2019.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-20 years
Computer equipment	2-8 years

(Continued)

Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-9 years
Mechanical and air conditioner equipment	3-16 years
Others	1-10 years

(Concluded)

b.	Assets subject to operating leases - 2019

	Land	Land Improvements	Buildings	Total
Cost
Balance on January 1, 2019	$—	$—	$—	$—
Effect of retrospective application of IFRS 16	3,617,627	689	3,582,774	7,201,090

Balance on January 1, 2019 as adjusted	3,617,627	689	3,582,774	7,201,090
Additions	—	—	3,523	3,523
Transferred from assets used by the Company	1,343,477	—	842,052	2,185,529

Balance on June 30, 2019	$4,961,104	$689	$4,428,349	$9,390,142

Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$—	$—	$—
Effect of retrospective application of IFRS 16	—	(512)	(1,265,356)	(1,265,868)

Balance on January 1, 2019 as adjusted	—	(512)	(1,265,356)	(1,265,868)
Depreciation expenses	—	(31)	(41,734)	(41,765)
Transferred from assets used by the company	—	—	(288,678)	(288,678)

Balance on June 30, 2019	$—	$(543)	$(1,595,768)	$(1,596,311)

Balance on January 1, 2019 as adjusted, net	$3,617,627	$177	$2,317,418	$5,935,222

Balance on June 30, 2019, net	$4,961,104	$146	$2,832,581	$7,793,831

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment is as follows:

June 30, 2019
Year 1	$302,030
Year 2	231,677
Year 3	231,114
Year 4	190,406
Year 5	158,212
Onwards	1,282,715

$2,396,154

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Land improvements	10 years
Buildings
Main buildings	35-60 years
Other building facilities	3-15 years

c.	Property, plant and equipment - 2018

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2018	$104,079,190	$1,594,899	$72,694,050	$14,161,797	$722,054,435	$3,834,372	$9,514,875	$18,526,814	$946,460,432
Additions	—	—	10,654	22,716	34,440	270	89,053	10,595,308	10,752,441
Disposal	(19,069)	—	(23)	(370,490)	(18,408,488)	(16,540)	(320,254)	—	(19,134,864)
Effect of foreign exchange differences	—	—	—	66	38,743	53	941	77	39,880
Others	10,558	1,429	(7,566)	65,418	11,536,249	4,867	279,212	(11,893,271)	(3,104)

Balance on June 30, 2018	$104,070,679	$1,596,328	$72,697,115	$13,879,507	$715,255,379	$3,823,022	$9,563,827	$17,228,928	$938,114,785

Accumulated depreciation and impairment
Balance on January 1, 2018	$—	$(1,292,527)	$(26,798,694)	$(11,787,847)	$(607,154,914)	$(3,513,529)	$(7,205,011)	$—	$(657,752,522)
Depreciation expenses	—	(23,515)	(676,658)	(516,672)	(12,097,795)	(95,823)	(338,047)	—	(13,748,510)
Disposal	—	—	23	360,056	18,387,020	16,516	317,253	—	19,080,868
Effect of foreign exchange differences	—	—	—	(43)	(13,858)	(28)	(530)	—	(14,459)
Others	—	(18)	10,149	34	13,851	(2,977)	(15,733)	—	5,306

Balance on June 30, 2018	$—	$(1,316,060)	$(27,465,180)	$(11,944,472)	$(600,865,696)	$(3,595,841)	$(7,242,068)	$—	$(652,429,317)

Balance on January 1, 2018, net	$104,079,190	$302,372	$45,895,356	$2,373,950	$114,899,521	$320,843	$2,309,864	$18,526,814	$288,707,910

Balance on June 30, 2018, net	$104,070,679	$280,268	$45,231,935	$1,935,035	$114,389,683	$227,181	$2,321,759	$17,228,928	$285,685,468

There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss for the six months ended June 30, 2018.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	3-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years

(Continued)

Miscellaneous equipment
Leasehold improvements	1-6 years
Mechanical and air conditioner equipment	3-16 years
Others	1-10 years

(Concluded)

16.	LEASE ARRANGEMENTS

a.	Right-of-use Assets - 2019

June 30, 2019
Land and buildings
Handsets base stations	$6,869,511
Others	1,856,956
Equipment	2,803,479

$11,529,946

Six Months Ended June 30, 2019
Additions to right-of-use assets	$1,721,063

	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019
Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$681,273	$1,347,749
Others	205,224	409,019
Equipment	104,463	209,139

	$990,960	$1,965,907

b.	Lease liabilities - 2019

June 30, 2019
Lease liabilities
Current	$3,392,703
Non-current	6,341,162

$9,733,865

Range of discount rate for lease liabilities is as follows:

June 30, 2019
Land and buildings
Handsets base stations	0.58%-1.18%
Others	0.58%-9.00%
Equipment	0.59%-4.50%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located all over Taiwan with lease terms from 1 to 20 years. There’s no clause for bargain purchase options to acquire the assets at the expiry of the lease periods in the agreement. In most lease-in agreements of handsets base station agreements, the Company is able to terminate the agreement prior to the maturity date provided that the premise the Company fails to meet the purpose to build telecommunication equipment due to legal restriction, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of present values of land announced by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. The information of lease agreements with related parties, please refer to Note 36 to the consolidated financial statements for details.

d.	Other lease information

2019

	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019
Expenses relating to low-value asset leases	$1,504	$2,985

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,272	$2,403

Six Months Ended June 30, 2019
Total cash outflow for leases	$2,010,140

The Company leases certain equipment which qualify as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties and are set out in Notes 15 and 17 to the consolidated financial statements.

2018

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31, 2018	June 30, 2018
Within one year	$3,439,259	$3,549,084
Longer than one year but within five years	6,375,101	6,938,736
Longer than five years	743,494	886,504

	$10,557,854	$11,374,324

17.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2018	$9,134,817
Additions	5,557

Balance on June 30, 2018	$9,140,374

Accumulated depreciation and impairment
Balance on January 1, 2018	$(1,087,024)
Depreciation expense	(10,390)

Balance on June 30, 2018	$(1,097,414)

Balance on January 1, 2018, net	$8,047,793

Balance on June 30, 2018, net	$8,042,960

Cost
Balance on January 1, 2019	$9,392,452
Disposal	(5,832)

Balance on June 30, 2019	$9,386,620

Accumulated depreciation and impairment
Balance on January 1, 2019	$(1,105,240)
Depreciation expense	(14,876)
Disposal	5,832

Balance on June 30, 2019	$(1,114,284)

Balance on January 1, 2019, net	$8,287,212

Balance on June 30, 2019, net	$8,272,336

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2018 and 2017 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of June 30, 2019 and 2018 because there was no material change in the economic environment and the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	June 30, 2019	December 31, 2018	June 30, 2018
Fair value	$18,514,801	$18,514,801	$17,728,012

Overall capital interest rate	1.02%-4.04%	1.02%-4.04%	1.46%-2.20%
Profit margin ratio	12%-20%	12%-20%	12%-20%
Discount rate	—	—	1.04%
Capitalization rate	0.79%-1.75%	0.79%-1.75%	0.47%-1.69%

All of the Company’s investment properties are held under freehold interest.

2019

The future aggregate lease collection under operating lease for investment properties is as follows:

June 30, 2019
Year 1	$113,290
Year 2	97,207
Year 3	77,343
Year 4	61,169
Year 5	48,991
Onwards	94,500

$492,500

2018

The future aggregate minimum lease collection under non-cancellable operating leases is as follows:

	December 31, 2018	June 30, 2018
Within one year	$343,981	$369,746
Longer than one year but within five years	580,451	624,500
Longer than five years	205,747	210,179

	$1,130,179	$1,204,425

18.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2018	$70,144,000	$3,311,610	$236,200	$418,150	$74,109,960
Additions-acquired separately	—	144,183	—	2,691	146,874
Disposal	—	(304,540)	—	(58,009)	(362,549)
Effect of foreign exchange difference	—	148	—	16	164

Balance on June 30, 2018	$70,144,000	$3,151,401	$236,200	$362,848	$73,894,449

Accumulated amortization and impairment
Balance on January 1, 2018	$(16,674,565)	$(2,431,797)	$(26,677)	$(93,653)	$(19,226,692)
Amortization expenses	(1,952,651)	(210,677)	—	(11,559)	(2,174,887)
Disposal	—	304,540	—	58,009	362,549
Impairment losses	—	—	—	(50,750)	(50,750)
Effect of foreign exchange difference	—	(121)	—	(1)	(122)

Balance on June 30, 2018	$(18,627,216)	$(2,338,055)	$(26,677)	$(97,954)	$(21,089,902)

Balance on January 1, 2018, net	$53,469,435	$879,813	$209,523	$324,497	$54,883,268

Balance on June 30, 2018, net	$51,516,784	$813,346	$209,523	$264,894	$52,804,547

Cost
Balance on January 1, 2019	$70,144,000	$3,425,969	$236,200	$373,203	$74,179,372
Additions-acquired separately	—	117,376	—	1,747	119,123
Disposal	(10,179,000)	(206,509)	—	(157)	(10,385,666)
Effect of foreign exchange difference	—	136	—	50	186
Others	—	247	—	—	247

Balance on June 30, 2019	$59,965,000	$3,337,219	$236,200	$374,843	$63,913,262

Accumulated amortization and impairment
Balance on January 1, 2019	$(20,632,474)	$(2,467,170)	$(26,677)	$(109,369)	$(23,235,690)
Amortization expenses	(1,919,786)	(197,045)	—	(12,184)	(2,129,015)
Disposal	10,179,000	206,509	—	11	10,385,520
Effect of foreign exchange difference	—	(123)	—	(9)	(132)

Balance on June 30, 2019	$(12,373,260)	$(2,457,829)	$(26,677)	$(121,551)	$(14,979,317)

Balance on January 1, 2019, net	$49,511,526	$958,799	$209,523	$263,834	$50,943,682

Balance on June 30, 2019, net	$47,591,740	$879,390	$209,523	$253,292	$48,933,945

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires. The carrying amount of 3G concession fee was fully amortized by December 2018, and 4G concession fees will be fully amortized by December 2030 and December 2033.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

SENAO evaluated and determined that the recoverable amount of certain licensed contract was nil and recognized the impairment loss of $50,750 thousand for the six months ended June 30, 2018. The recoverable amount was based on the value in use. The aforementioned impairment loss was included in other income and expenses of statement of comprehensive income.

19.	OTHER ASSETS

	June 30, 2019	December 31, 2018	June 30, 2018
Spare parts	$2,523,696	$2,422,060	$3,474,198
Refundable deposits	1,658,143	1,992,206	1,753,306
Other financial assets	1,000,000	1,000,000	1,000,000
Prepayment for investments	838,000	—	—
Others	2,322,721	2,342,040	2,821,603

	$8,342,560	$7,756,306	$9,049,107

Current
Spare parts	$2,523,696	$2,422,060	$3,474,198
Others	110,096	154,024	202,887

	$2,633,792	$2,576,084	$3,677,085

Noncurrent
Refundable deposits	$1,658,143	$1,992,206	$1,753,306
Other financial assets	1,000,000	1,000,000	1,000,000
Prepayment for investments	838,000	—	—
Others	2,212,625	2,188,016	2,618,716

	$5,708,768	$5,180,222	$5,372,022

The participation of establishing Next Commercial Bank Co., Ltd. (“NCB”) was approved by Chunghwa’s Board of Directors in January 2019. The Company expects to invest $4,500,000 thousand at most in NCB’s common stock and the Company’s equity ownership interest in NCB will be no more than 45%. Chunghwa prepaid $838,000 thousand for the first phase of investment as of June 30, 2019. The establishment of NCB was approved by FSC in July 2019.

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

June 30, 2019

		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge Forecast purchases - forward exchange contracts	EUR/NT$	EUR 3,623/ NT$ 126,579	2019.09	$34.94	Hedging financial assets (liabilities)	$1,803	$—	$734

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge Forecast equipment purchases	$(734)	$1,803	$—

December 31, 2018

		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge Forecast purchases - forward exchange contracts	EUR/NT$	EUR 4,911/ NT$ 171,797	2019.03	$34.98	Hedging financial assets (liabilities)	$1,069	$—	$1,919

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge Forecast equipment purchases	$(1,919)	$1,069	$—

June 30, 2018

		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge Forecast purchases - forward exchange contracts	EUR/NT$	EUR10,520/ NT$372,822	2018.09	$35.44	Hedging financial assets (liabilities)	$—	$300	$550

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge Forecast equipment purchases	$(550)	$(300)	$—

Six months ended June 30, 2019

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$734	$—	—	$(1,647) Construction in progress and equipment to be accepted	$— Other gains and losses

Six months ended June 30, 2018

	Comprehensive Income
				Reclassification From Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L And the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$550	$—	—	$(6,123) Construction in progress and equipment to be accepted	$(297) Other gains and losses

21.	SHORT-TERM LOANS

	June 30, 2019	December 31, 2018	June 30, 2018
Unsecured loans	$95,000	$100,000	$80,000

The annual interest rates of loans were as follows:

	June 30, 2019	December 31, 2018	June 30, 2018
Unsecured loans	1.20%-2.50%	1.35%-2.35%	1.35%-2.35%

22.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	June 30, 2019	December 31, 2018	June 30, 2018
Secured loans (Note 37)	$1,600,000	$1,600,000	$1,600,000

The annual interest rates of loans were as follows:

	June 30, 2019	December 31, 2018	June 30, 2018
Secured loans	0.92%	0.92%	0.91%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED made an early repayment of $50,000 thousand in April 2015. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in December 2017 and the due date of the renew contract is September 2021.

23.	TRADE NOTES AND ACCOUNTS PAYABLE

	June 30, 2019	December 31, 2018	June 30, 2018
Trade notes and accounts payable	$15,320,902	$20,464,792	$17,114,532

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

24.	OTHER PAYABLES

	June 30, 2019	December 31, 2018	June 30, 2018
Accrued salary and compensation	$5,260,622	$9,040,692	$5,530,139
Accrued compensation to employees and remuneration to directors and supervisors	2,444,083	1,738,716	2,854,397
Payables to contractors	1,410,441	1,709,778	1,683,217
Amounts collected for others	1,286,072	1,226,031	1,207,224
Accrued maintenance costs	1,104,515	1,049,849	974,846
Payables to equipment suppliers	933,060	1,459,246	1,605,945
Accrued franchise fees	551,619	1,151,084	577,836
Others	7,999,736	5,939,987	8,458,841

	$20,990,148	$23,315,383	$22,892,445

25.	PROVISIONS

	June 30, 2019	December 31, 2018	June 30, 2018
Warranties	$147,684	$131,664	$137,003
Employee benefits	54,279	51,393	44,769
Others	26,339	23,770	4,367

	$228,302	$206,827	$186,139

Current	$145,412	$128,200	$104,675
Noncurrent	82,890	78,627	81,464

	$228,302	$206,827	$186,139

	Warranties	Employee Benefits	Others	Total
Balance on January 1, 2018	$131,789	$43,429	$4,467	$179,685
Additional provisions recognized	60,356	2,556	—	62,912
Used / forfeited during the period	(55,142)	(1,216)	(100)	(56,458)

Balance on June 30, 2018	$137,003	$44,769	$4,367	$186,139

(Continued)

	Warranties	Employee Benefits	Others	Total
Balance on January 1, 2019	$131,664	$51,393	$23,770	$206,827
Additional provisions recognized	46,145	2,886	2,569	51,600
Used / forfeited during the period	(30,125)	—	—	(30,125)

Balance on June 30, 2019	$147,684	$54,279	$26,339	$228,302

(Concluded)

a.

The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

26.	RETIREMENT BENEFIT PLANS

According to the Article 56 of the Labor Standards Law revised in February 2015, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year. Chunghwa contributed $2,118,583 thousand to its pension fund as of March 31, 2018. There is no difference that requires to contribute into the Fund in 2019.

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2018 and 2017 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Operating costs	$432,581	$448,846	$865,155	$898,152
Marketing expenses	215,935	221,833	431,587	444,045
General and administrative expenses	40,685	40,867	80,985	81,264
Research and development expenses	25,924	26,849	52,285	53,402

	$715,125	$738,395	$1,430,012	$1,476,863

27.	EQUITY

a.	Share capital

1)	Common stocks

	June 30, 2019	December 31, 2018	June 30, 2018
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

(Continued)

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

(Concluded)

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of June 30, 2019, the outstanding ADSs were 230,575 thousand common stocks, which equaled 23,058 thousand units and represented 2.97% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the six months ended June 30, 2019 and 2018 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2018	$147,329,386	$90,937	$1,221,046	$161,243	$16,193	$20,648,078	$169,466,883
Change in additional paid-in capital from investments in associates accounted for using equity method	—	(8)	—	—	—	—	(8)
Partial disposal of interests in subsidiaries	—	—	—	521,400	—	—	521,400
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	776,781	—	—	—	776,781
Share-based payment transactions of subsidiaries	—	—	12,119	—	—	—	12,119
Treasury stock transfer of subsidiaries	—	—	53,922	—	—	—	53,922

Balance on June 30, 2018	$147,329,386	$90,929	$2,063,868	$682,643	$16,193	$20,648,078	$170,831,097

Balance on January 1, 2019	$147,329,386	$89,893	$2,063,148	$987,611	$18,648	$20,648,078	$171,136,764
Change in additional paid-in capital from investments in associates accounted for using equity method	—	119,628	—	—	—	—	119,628
Share-based payment transactions of subsidiaries	—	—	(812)	—	—	—	(812)

Balance on June 30, 2019	$147,329,386	$209,521	$2,062,336	$987,611	$18,648	$20,648,078	$171,255,580

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from claimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

Chunghwa should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2018 and 2017 earnings of Chunghwa approved by the stockholders in their meetings on June 21, 2019 and June 15, 2018 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2018	For Fiscal Year 2017	For Fiscal Year 2018	For Fiscal Year 2017
Reversal of special reserve	$—	$5,404
Cash dividends	34,745,603	37,204,714	$4.479	$4.796

Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Other adjustments

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Six Months Ended June 30
	2019	2018
Beginning balance	$538,272	$883,420
Unrealized gain or loss for the period Equity instruments	(276,231)	(691,547)

Ending balance	$262,041	$191,873

e.	Noncontrolling interests

	Six Months Ended June 30
	2019	2018
Beginning balance	$10,009,948	$8,693,650
Effect of retrospective application	(19,603)	—

Beginning balance as adjusted	9,990,345	8,693,650
Shares attributed to noncontrolling interests
Net income for the period	358,759	471,868
Exchange differences arising from the translation of the foreign operations	21,172	5,610
Unrealized gain or loss on financial assets at FVOCI	(7,160)	4,362
Income tax relating to remeasurments of defined benefit pension plans	—	1,509
Share of other comprehensive income of associates accounted for using equity method	294	474
Cash dividends distributed by subsidiaries	(709,817)	(958,446)
Changes in additional paid-in capital from investments in associates accounted for using equity method	942	46
Partial disposal of interests in subsidiaries	—	205,280
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	699,899
Share-based payment transactions of subsidiaries	15,999	37,637
Increase in noncontrolling interests	—	278,200

Ending balance	$9,670,534	$9,440,089

28.	REVENUES

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Revenue from contracts with customers	$49,806,073	$53,462,923	$100,854,697	$106,898,858

Other revenues
Rental income	199,101	158,936	390,812	315,269
Other	103,001	36,500	193,827	76,590

	302,102	195,436	584,639	391,859

	$50,108,175	$53,658,359	$101,439,336	$107,290,717

The information of performance obligations in customer contracts, please refer to Note 3 Summary of Significant Accounting Policies to the consolidated financial statements for the year ended December 31, 2018 for details.

a.	Disaggregation of revenue

Six months ended June 30, 2019

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Main Products and Service Revenues
Mobile services revenue	$—	$29,385,603	$—	$—	$—	$29,385,603
Sales of products	886,175	17,453,189	22,977	128,217	1,355,542	19,846,100
Local telephone and domestic long distance telephone services revenue	14,072,731	—	—	—	—	14,072,731
Broadband access and domestic leased line services revenue	11,059,202	—	—	—	—	11,059,202
Data communications internet services revenue	—	—	10,502,812	—	—	10,502,812
International network and leased telephone services revenue	—	—	—	3,872,354	—	3,872,354
Others	5,375,767	501,930	3,997,665	1,874,999	365,534	12,115,895

	$31,393,875	$47,340,722	$14,523,454	$5,875,570	$1,721,076	$100,854,697

Six months ended June 30, 2018

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total
Main Products and Service Revenues
Mobile services revenue	$—	$33,850,397	$—	$—	$—	$33,850,397
Sales of products	795,471	18,001,273	995	113,544	1,803,920	20,715,203
Local telephone and domestic long distance telephone services revenue	15,180,272	—	—	—	—	15,180,272
Broadband access and domestic leased line services revenue	11,248,945	—	—	—	—	11,248,945
Data communications internet services revenue	—	—	10,540,650	—	—	10,540,650
International network and leased telephone services revenue	—	—	—	4,100,930	—	4,100,930
Others	4,720,060	583,540	3,581,014	1,997,414	380,433	11,262,461

	$31,944,748	$52,435,210	$14,122,659	$6,211,888	$2,184,353	$106,898,858

b.	Contract balances

	June 30, 2019	December 31, 2018	June 30, 2018
Trade notes and account receivables (Note 9)	$27,704,025	$30,075,503	$29,224,452

Contract assets
Products and service bundling	$6,962,904	$7,122,875	$7,673,573
Other	128,252	108,581	121,642
Less: Loss allowance	(18,037)	(18,770)	—

	$7,073,119	$7,212,686	$7,795,215

Current	$4,667,108	$4,868,728	$5,233,204
Non-current	2,406,011	2,343,958	2,562,011

	$7,073,119	$7,212,686	$7,795,215

Contract liabilities
Telecommunications business	$11,830,869	$8,193,215	$8,353,192
Project business	8,539,754	4,508,200	3,316,914
Products and service bundling	54,255	105,559	192,074
Other	669,215	475,947	232,849

	$21,094,093	$13,282,921	$12,095,029

Current	$14,724,134	$10,687,772	$9,735,037
Non-current	6,369,959	2,595,149	2,359,992

	$21,094,093	$13,282,921	$12,095,029

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	June 30, 2019	December 31, 2018	June 30, 2018
Noncurrent
Incremental costs of obtaining contracts	$1,010,011	$1,335,030	$1,841,140

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable, therefore, such costs are capitalized. Amortization recognized in the three months and six months ended June 30, 2019 are $314,037 thousand and $690,939 thousand, respectively. Amortization recognized in the three months and six months ended June 30, 2018 are $646,135 thousand and $1,098,411 thousand, respectively.

29.	NET INCOME

a.	Other income and expenses

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Loss on disposal of property, plant and equipment	$(4,561)	$(9,178)	$(9,066)	$(29,750)
Loss on disposal of intangible assets	(146)	—	(146)	—
Impairment loss on intangible assets	—	—	—	(50,750)

	$(4,707)	$(9,178)	$(9,212)	$(80,500)

b.	Other income

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Dividend income	$240,849	$231,439	$240,849	$231,439
Rental income	22,076	17,149	41,642	34,608
Others	16,405	52,880	53,185	91,581

	$279,330	$301,468	$335,676	$357,628

c.	Other gains and losses

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Net foreign currency exchange gains (losses)	$(9,900)	$37,320	$(14,663)	$3,820
Gain on disposal of financial instruments	—	9	—	5,763
Valuation gains (losses) on financial assets and liabilities at fair value through profit	1,196	657	(5,997)	238
Gain (loss) on disposal of investments accounted for using equity method	30,152	(125)	30,152	(125)
Others	(25,756)	(25,371)	(33,168)	(30,494)

	$(4,308)	$12,490	$(23,676)	$(20,798)

d.	Impairment loss (reversal of impairment loss)

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Contract assets	$(180)	$—	$(733)	$—

Trade notes and accounts receivable	$(22,226)	$412,648	$(24,453)	$733,036

Other receivables	$(23,402)	$(42,603)	$(76,575)	$34,929

Inventories	$144,829	$3,685	$240,511	$36,161

Intangible assets	$—	$—	$—	$50,750

e.	Depreciation and amortization expenses

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Property, plant and equipment	$6,742,623	$6,858,279	$13,451,317	$13,748,510
Right-of-use assets	990,960	—	1,965,907	—
Investment properties	5,148	5,194	14,876	10,390
Intangible assets	1,064,821	1,104,904	2,129,015	2,174,887
Incremental costs of obtaining contracts	314,037	646,135	690,939	1,098,411

Total depreciation and amortization expenses	$9,117,589	$8,614,512	$18,252,054	$17,032,198

Depreciation expenses summarized by functions
Operating costs	$7,233,780	$6,476,384	$14,430,129	$12,981,374
Operating expenses	504,951	387,089	1,001,971	777,526

	$7,738,731	$6,863,473	$15,432,100	$13,758,900

Amortization expenses summarized by functions
Operating costs	$1,320,209	$1,686,421	$2,704,667	$3,142,186
Marketing expenses	25,568	31,076	50,176	65,315
General and administrative expenses	23,998	24,212	47,285	48,179
Research and development expenses	9,083	9,330	17,826	17,618

	$1,378,858	$1,751,039	$2,819,954	$3,273,298

f.	Employee benefit expenses

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Post-employment benefit
Defined contribution plans	$164,088	$157,214	$326,641	$311,843
Defined benefit plans	715,125	738,395	1,430,012	1,476,863

	879,213	895,609	1,756,653	1,788,706

Share-based payment
Equity-settled share - based payment	429	16,047	859	16,457

Other employee benefit
Salaries	6,429,964	6,663,177	12,778,277	13,194,176
Insurance	675,323	669,391	1,390,181	1,377,552
Others	3,423,548	3,718,788	6,876,884	7,309,306

	10,528,835	11,051,356	21,045,342	21,881,034

Total employee benefit expenses	$11,408,477	$11,963,012	$22,802,854	$23,686,197

Summary by functions
Operating costs	$5,858,450	$6,172,477	$11,746,497	$12,304,402
Operating expenses	5,550,027	5,790,535	11,056,357	11,381,795

	$11,408,477	$11,963,012	$22,802,854	$23,686,197

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of net income before income tax, employees’ compensation, and remuneration of directors and supervisors.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2018 and 2017 approved by the Board of Directors on March 19, 2019 and March 13, 2018, respectively, were as follows:

	Cash
	2018	2017
Compensation distributed to the employees	$1,404,264	$1,596,012
Remuneration paid to the directors	38,216	40,750

There was no difference between the initial accrual amounts recognized in 2018 and 2017 and the amounts approved by the Board of Directors in 2019 and 2018 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

30.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Current tax
Current tax expenses recognized for the period	$2,036,541	$2,448,416	$4,043,560	$4,226,290
Income tax on unappropriated earnings	3,684	47,528	3,684	47,528
Income tax adjustments on prior years	(12,779)	(1,828)	(24,188)	(1,648)
Others	699	578	5,196	1,078

	2,028,145	2,494,694	4,028,252	4,273,248

Deferred tax
Deferred tax expenses recognized for the period	(16,531)	(47,165)	1,372	298,160
Income tax adjustments on prior years	166	19,771	166	19,550
Change in tax rate	—	—	—	(37,652)

	(16,365)	(27,394)	1,538	280,058

Income tax recognized in profit or loss	$2,011,780	$2,467,300	$4,029,790	$4,553,306

Income Tax Act in the ROC was amended in 2018 and the corporate income tax rate is adjusted from 17% to 20%. All deferred tax resulting from the change of tax rate has been recognized in profit or loss in the period in which the change in tax rate occurs. In addition, the rate of the corporate surtax applicable to 2018 unappropriated earnings is reduced from 10% to 5%. The applicable tax rate used by subsidiaries in China is 25%, and tax rates used by other entities in the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax benefit recognized in other comprehensive income

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Deferred tax benefit
Change in tax rate	$—	$—	$—	$(207,269)

c.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2015. Income tax returns of Aval, CHPT and HHI have been examined by the tax authorities through 2016. Income tax returns of CHSI, CHST, SENAO, CHIEF, CHI, LED, Unigate, CLPT, SFD, CHYP, CHTSC, SHE, ISPOT, Youth, Youyi and SENYOUNG have been examined by the tax authorities through 2017.

31.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Net income used to compute the basic earnings per share
Net income attributable to the parent	$8,568,370	$9,861,497	$16,924,452	$18,589,021
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(869)	(1,422)	(2,478)	(4,313)

Net income used to compute the diluted earnings per share	$8,567,501	$9,860,075	$16,921,974	$18,584,708

Weighted Average Number of Common Stocks

(Thousand Shares)

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	1,460	1,914	8,593	6,672

Weighted average number of common stocks used to compute the diluted earnings per share	7,758,907	7,759,361	7,766,040	7,764,119

Because Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

32.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)
2012.05.28	2013.04.29	10,000	$66.20 (Original price$93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the SENAO Plan, the options are granted at an exercise price equal to the closing price of the SENAO’s common stocks listed on the TSE on the higher of closing price or par value. The SENAO Plan have exercise price adjustment formula upon the changes in common stocks equity (including cash capital increase, new share issue through capitalization of earnings and additional paid-in capital, merger, spin off and new share issue for Global Depositary Shares, and so on) or distribution of cash dividends. The options of SENAO Plan are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

No compensation cost of stock options granted on May 7, 2013 was recognized for the three months and six months ended June 30, 2018 and 2019, respectively.

SENAO modified the plan terms of the outstanding stock options in July 2018 and the exercise price changed from $70.70 to $66.20 per share. The modification did not cause any incremental fair value granted.

Information about SENAO’s outstanding stock options for the six months ended June 30, 2019 and 2018 was as follows:

	Six Months Ended June 30
	2019		2018
	Granted on May 7, 2013		Granted on May 7, 2013
	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	5,318	$66.20	5,926	$70.70
Options forfeited	(5,318)	—	(124)	—

Options outstanding at end of the period	—	—	5,802	70.70

Option exercisable at end of the period	—	—	5,802	70.70

As of June 30, 2019, there is no outstanding stock options.

As of December 31, 2018, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$66.20	5,318	0.35	$66.20	5,318	$66.20

As of June 30, 2018, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$70.70	5,802	0.85	$70.70	5,802	$70.70

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Exercise price (NT$)	$93.00
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of SENAO Plan.

b.	SENAO transferred the treasury stock

The Board of Directors of SENAO resolved to transfer treasury stock 6,658 thousand shares to specific employees in April 2018. The aforementioned treasury stock transferred to employees were measured at the fair value on the grant date. The compensation cost of $15,564 thousand was recognized for the six months ended June 30 2018.

SENAO used the fair value method to evaluate share-based payment transaction using the Black-Scholes model and the related assumptions and the fair value of the option were as follows:

Stock Options Granted on May 7, 2018
Grant-date share price (NT$)	$51.60
Exercise price (NT$)	$49.28
Dividends yield	—
Risk-free interest rate	0.59%
Expected life	18 days
Expected volatility	8.78%
Weighted average fair value of grants (NT$)	$2.34

Expected volatility was based on the historical share price volatility of SENAO over three months before the grant date.

c.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2017.12.18	2017.12.19	950.00	$135.60 (Original price $147.00)
	2018.10.31	50.00	$141.70 (Original price $147.00)
2015.11.17	2015.10.22	2,000.00	$34.40 (Original price $43.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The compensation cost for stock options granted on October 31, 2018 were $138 thousand and $276 thousand for the three months and six months ended June 30, 2019, respectively.

The compensation costs of stock options granted on December 19, 2017 were $167 thousand and $335 thousand for the three months and six months ended June 30, 2019, respectively. The compensation costs were $168 thousand and $262 thousand for the three months and six months ended June 30, 2018, respectively.

The compensation costs of stock options granted on October 22, 2015 were $124 thousand and $248 thousand for the three months and six months ended June 30, 2019, respectively. The compensation costs were $315 thousand and $631 thousand for the three months and six months ended June 30, 2018, respectively.

CHIEF modified the plan terms of stock options granted on October 31, 2016 in June 2019 and the exercise price changed from $147.00 to $141.70 per share. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in June 2019 and the exercise price changed from $140.60 to $135.60 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the six months ended June 30, 2019 and 2018 was as follows:

	Six Months Ended June 30, 2019
	Granted on October 31, 2018		Granted on December 19, 2017		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	50.00	$147.00	925.00	$140.60	882.75	$34.40
Options exercised	—	—	—	—	(416.50)	34.40
Options forfeited	(4.00)	—	(16.00)	—	(15.00)	—

Options outstanding at end of the period	46.00	141.70	909.00	135.60	451.25	34.40

Options exercisable at end of the period	—	—	—	—	—	—

	Six Months Ended June 30, 2018
	Granted on December 19, 2017		Granted on October 22, 2015
	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	950.0	$147.00	1,936.0	$34.40
Options exercised	—	—	(968.0)	34.40
Options forfeited	(12.0)	—	(16.5)	—

Options outstanding at end of the period	938.0	147.00	951.5	34.40

Option exercisable at end of the period	—	—	—	—

As of June 30, 2019, information about employee stock options outstanding was as follows:

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$141.70	46.00	4.33	$141.70	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$135.60	909.00	3.46	$135.60	—	$—

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	451.25	1.31	$34.40	—	$—

As of December 31, 2018, information about employee stock options outstanding was as follows:

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$147.00	50.00	4.83	$147.00	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$140.60	925.00	3.96	$140.60	—	$—

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	882.75	1.81	$34.40	416.50	$34.40

As of June 30, 2018, information about employee stock options outstanding was as follows:

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$147.00	938.0	4.46	$147.00	—	$—

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	951.5	2.31	$34.40	—	$—

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on October 31, 2018	Stock Options Granted on December 19, 2017	Stock Options Granted on October 22, 2015
Grant-date share price (NT$)	$166.00	$95.92	$39.55
Exercise price (NT$)	$147.00	$147.00	$43.00
Dividends yield	—	—	—
Risk-free interest rate	0.72%	0.62%	0.86%
Expected life	5 years	5 years	5 years
Expected volatility	16.60%	17.35%	21.02%
Weighted average fair value of grants (NT$)	$33,540	$2,318	$4,863

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

d.	New shares reserved for subscription by employees under cash injection of CHIEF

In March 2018, the Board of Directors of CHIEF approved the cash injection to issue 7,842 thousand shares and simultaneously reserved 1,176 thousand shares for subscription by employees according to the Company Act of the ROC. Furthermore, when the employees subscribed some shares or discarded their rights to subscribe shares, the Board of Directors of CHIEF authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value of the grant date. No compensation cost was recognized.

CHIEF used the fair value method to evaluate the options granted to employees on May 22, 2018 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 22, 2018
Grant-date share price (NT$)	$156.41
Exercise price (NT$)	$170.00
Dividends yield	—
Risk-free interest rate	0.34%
Expected life	7 days
Expected volatility	14.33%
Weighted average fair value of grants (NT$)	$—

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

33.	CASH FLOW INFORMATION

For the six months ended June 30, 2019 and 2018, the Company entered into the following non-cash investing activities:

	Six Months Ended June 30
	2019	2018
Increase in property, plant and equipment	$9,461,544	$10,752,441
Changes in other payables	853,843	461,908

	$10,315,387	$11,214,349

For the six months ended June 30, 2019, changes in liabilities arising from financing activities, including non-cash transactions, were as follows:

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operation Activities - Interest	Balance on June 30,
	2019	Activities	New Leases	Others	Paid	2019
Lease liabilities	$10,340,057	$(1,962,191)	$1,721,063	$(322,503)	$(42,561)	$9,733,865

34.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and proceeds from new debt or repayment of debt.

35.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

The Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated, no financial instruments need to be disclosed on balance sheet date.

b.	Financial instruments that are measured at fair values on a recurring basis

June 30, 2019

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$3,071	$—	$3,071
Non-listed stocks	—	—	508,262	508,262

	$—	$3,071	$508,262	$511,333

(Continued)

	Level 1	Level 2	Level 3	Total
Hedging financial assets	$—	$1,803	$—	$1,803

Financial assets at FVOCI
Equity investment	$2,594,041	$—	$4,055,344	$6,649,385

Financial liabilities at FVTPL
Derivatives	$—	$1,081	$—	$1,081

(Concluded)

December 31, 2018

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Non-listed stocks	$—	$—	$517,362	$517,362

Hedging financial assets	$—	$1,069	$—	$1,069

Financial assets at FVOCI
Equity investment	$2,899,843	$—	$4,032,660	$6,932,503

Financial liabilities at FVTPL
Derivatives	$—	$1,114	$—	$1,114

June 30, 2018

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$83	$—	$83
Hybrid financial assets	—	277,022	—	277,022

	$—	$277,105	$—	$277,105

Financial assets at FVOCI
Equity investment	$2,509,683	$—	$4,542,229	$7,051,912

Financial liabilities at FVTPL
Derivatives	$—	$423	$—	$423

Hedging financial liabilities	$—	$300	$—	$300

There were no transfers between Levels 1 and 2 for the six months ended June 30, 2019 and 2018.

For financial assets measured at Level 3, there is no other reconciliation item for the six months ended June 30, 2018 and 2019, except for the change in fair value that is recognized in the consolidated statements of comprehensive income and purchase of financial assets at fair value through other comprehensive income $200,000 thousand in the consolidated statements of cash flows for the six months ended June 30, 2018.

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

3)

For hybrid financial assets, fair values are estimated based on the related financial instrument information provided by financial institution. The valuation is measured at the principal of deposit and the yield rate of the embedded instrument.

The fair values of non-listed domestic and foreign equity investments were Level 3 fair value assets, and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market or using assets approach. The significant unobservable inputs used were listed in the table below. A decrease in discount for the lack of marketability or noncontrolling interests discount would result in increases in the fair values.

	June 30, 2019	December 31, 2018	June 30, 2018
Discount for lack of marketability	12.73%-20.00%	12.73%-20.00%	14.25%-20.00%
Noncontrolling interests discount	24.41%-25.00%	24.41%-25.00%	23.00%-24.40%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase as below table. When related discounts increase, the fair value of equity investments would be the negative amount of the same amount.

	June 30, 2019	June 30, 2018
Discount for lack of marketability 5% decrease	$267,094	$246,629

Noncontrolling interests discount 5% decrease	$16,991	$21,480

Categories of Financial Instruments

	June 30, 2019	December 31, 2018	June 30, 2018
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$511,333	$517,362	$277,105
Hedging financial assets	1,803	1,069	—
Financial assets at amortized cost (Note a)	85,619,834	70,240,962	82,471,178
Financial assets at FVOCI	6,649,385	6,932,503	7,051,912

(Continued)

	June 30, 2019	December 31, 2018	June 30, 2018

Financial liabilities
Measured at FVTPL
Held for trading	$1,081	$1,114	$423
Hedging financial liabilities	—	—	300
Measured at amortized cost (Note b)	70,092,211	40,335,289	75,559,726

(Concluded)

Note a:

The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:

The balances included short-term loans, trade notes and accounts payable, payables to related parties, dividends payables, partial other payables, customers’ deposits and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, accounts receivable, accounts payable, lease liabilities and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and to the Board of Directors if needed.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	June 30, 2019	December 31, 2018	June 30, 2018
Assets
USD	$7,988,274	$5,903,025	$5,419,746
EUR	28,083	34,059	28,967
SGD	80,183	123,916	62,400
JPY	23,986	16,689	17,129
RMB	2,787	2,082	866
Liabilities
USD	6,704,730	6,998,564	5,419,231
EUR	854,158	1,216,812	1,328,259
SGD	1,393,329	50,921	48,242
JPY	10,033	13,968	10,863
RMB	641	—	—

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	June 30, 2019	December 31, 2018	June 30, 2018
Assets
USD	$—	$—	$83
EUR	4,874	1,069	—
Liabilities
USD	1,081	217	—
EUR	—	897	723

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD, JPY and RMB listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Six Months Ended June 30
	2019	2018
Profit or loss
Monetary assets and liabilities (a)
USD	$64,177	$26
EUR	(41,304)	(64,965)
SGD	(65,657)	708

(Continued)

	Six Months Ended June 30
	2019	2018
JPY	$698	$313
RMB	107	43
Derivatives (b)
USD	4,745	244
EUR	12,483	16,808
Equity
Derivatives (c)
EUR	6,408	18,620

(Concluded)

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to the forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, it would have equal but opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	June 30, 2019	December 31, 2018	June 30, 2018
Fair value interest rate risk
Financial assets	$43,997,803	$25,821,638	$41,016,697
Financial liabilities	9,733,865	—	—
Cash flow interest rate risk
Financial assets	8,267,121	9,160,863	8,032,473
Financial liabilities	1,695,000	1,700,000	1,680,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $16,430 thousand and $15,881 thousand for the six months ended June 30, 2019 and 2018, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loan.

3)	Other price risk

The Company is exposed to equity price risks arising from equity securities investments. Such investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $25,413 thousand and $332,469 thousand as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the six months ended June 30, 2019. If equity prices had been 5% higher/lower, other comprehensive income would have increased/decreased by $352,596 thousand as a result of the changes in fair value of financial assets at FVTPL for the six months ended June 30, 2018.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
June 30, 2019
Non-derivative financial liabilities
Non-interest bearing	—	$35,156,343	$35,297,222	$1,001,603	$4,646,748	$—	$76,101,916
Floating interest rate instruments	0.98	—	—	95,000	1,600,000	—	1,695,000

		$35,156,343	$35,297,222	$1,096,603	$6,246,748	$—	$77,796,916

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,478,727	$4,340,808	$1,574,578	$660,675	$10,054,788

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
December 31, 2018
Non-derivative financial liabilities
Non-interest bearing	—	$41,808,326	$—	$2,889,800	$4,716,571	$—	$49,414,697
Floating interest rate instruments	0.98	—	—	100,000	1,600,000	—	1,700,000

		$41,808,326	$—	$2,989,800	$6,316,571	$—	$51,114,697

June 30, 2018
Non-derivative financial liabilities
Non-interest bearing	—	$38,636,621	$37,204,714	$1,795,471	$4,627,456	$—	$82,264,262
Floating interest rate instruments	0.97	20,000	—	60,000	1,600,000	—	1,680,000

		$38,656,621	$37,204,714	$1,855,471	$6,227,456	$—	$83,944,262

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
June 30, 2019
Gross settled
Forward exchange contracts
Inflow	$94,908	$378,526	$—	$—	$473,434
Outflow	95,989	373,652	—	—	469,641

	$(1,081)	$4,874	$—	$—	$3,793

December 31, 2018
Gross settled
Forward exchange contracts
Inflow	$62,035	$238,302	$126,401	$—	$426,738
Outflow	62,252	238,459	126,072	—	426,783

	$(217)	$(157)	$329	$—	$(45)

June 30, 2018
Gross settled
Forward exchange contracts
Inflow	$4,878	$616,790	$91,778	$—	$713,446
Outflow	4,795	618,680	90,611	—	714,086

	$83	$(1,890)	$1,167	$—	$(640)

2)	Financing facilities

	June 30, 2019	December 31, 2018	June 30, 2018
Unsecured bank loan facility
Amount used	$136,553	$132,445	$80,000
Amount unused	46,098,747	46,328,280	41,326,900

	$46,235,300	$46,460,725	$41,406,900

Secured bank loan facility
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	1,340,000	1,340,000	1,890,000

	$2,940,000	$2,940,000	$3,490,000

36.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
UUPON Inc.	Associate
Taiwan International Ports Logistics Corporation	Associate
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate
EnGenius Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate
MeWorks LIMITED (HK)	Associate
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	Associate
Cornerstone Ventures Co., Ltd. (“CVC”)	Associate

(Continued)

Company	Relationship
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
Cheng Keng Investment Co., Ltd.	Chairman of Cheng Keng Investment and SENAO’s chief executive officer are members of an immediate family
Cheng Feng Investment Co., Ltd.	Chairman of Cheng Feng Investment and SENAO’s chief executive officer are members of an immediate family
Hwa Shun Investment Co., Ltd.	Chairman of Hwa Shun Investment and SENAO’s chief executive officer are members of an immediate family
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Taoyuan Aerotropolis Co., Ltd.	Investor of significant influence over TASUI

(Concluded)

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Associates	$57,874	$104,512	$125,055	$185,730
Others	14,878	18,120	40,860	36,912

	$72,752	$122,632	$165,915	$222,642

	Operating Costs and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Associates	$140,724	$236,209	$354,682	$489,637
Others	3,906	4,199	66,088	66,777

	$144,630	$240,408	$420,770	$556,414

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Associates	$(3,987)	$7,799	$(15,942)	$15,611
Others	8	8	17	17

	$(3,979)	$7,807	$(15,925)	$15,628

3)	Receivables

	June 30, 2019	December 31, 2018	June 30, 2018
Associates	$16,192	$10,785	$24,596
Others	6,066	13,485	6,220

	$22,258	$24,270	$30,816

4)	Payables

	June 30, 2019	December 31, 2018	June 30, 2018
Associates	$395,259	$914,177	$421,685
Others	3,256	3,774	3,430

	$398,515	$917,951	$425,115

5)	Customers’ deposits

	June 30, 2019	December 31, 2018	June 30, 2018
Associates	$6,864	$5,925	$5,438

6)	Acquisition of property, plant and equipment

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Associates	$31,835	$—	$31,835	$—

7)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011.

2019

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of June 30, 2019 was as follows:

June 30, 2019
Lease liabilities - current	$194,101
Lease liabilities - noncurrent	1,147,832

$1,341,933

The interest expense recognized for the aforementioned lease liabilities for the three months and six months ended June 30, 2019 are $2,835 thousand and $5,672 thousand, respectively.

2018

The total rental expense for the three months ended June 30, 2018 was $98,596 thousand, which consisted of an offsetting credit of the prepayment of $51,100 thousand and an additional accrual of $47,496 thousand. The total rental expense for the six months ended June 30, 2018 was $196,844 thousand, which consisted of an offsetting credit of the prepayment of $102,200 thousand and an additional accrual of $94,644 thousand. The prepaid rents (classified as prepayments) as of December 31, 2018 and June 30, 2018, were as follows:

	December 31, 2018	June 30, 2018
Prepaid rents - current	$204,398	$204,398
Prepaid rents - noncurrent	1,345,623	1,447,821

	$1,550,021	$1,652,219

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Short-term employee benefits	$59,379	$65,093	$135,414	$149,264
Post-employment benefits	2,121	2,276	4,279	4,684
Share-based payment	64	9,207	132	9,293

	$61,564	$76,576	$139,825	$163,241

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performance of individual and market trends.

37.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans and custom duties of the imported materials.

	June 30, 2019	December 31, 2018	June 30, 2018
Property, plant and equipment	$2,506,081	$2,520,838	$2,535,595
Land held under development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets - others)	2,500	2,500	2,500

	$4,507,314	$4,522,071	$4,536,828

38.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

As of June 30, 2019, the Company’s significant commitments and contingent liabilities, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $134,120 thousand.

b.	Acquisitions of telecommunications equipment of $15,211,785 thousand.

c.	Unused letters of credit amounting to $50,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.	CHPT signed the contract for its headquarters construction amounted to $1,613,800 thousand in July, 2017. The payment of $892,254 thousand has been made as of June 30, 2019.

39.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of the currency which is other than functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency in the consolidated financial statements, which is NTD:

	June 30, 2019
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
USD	$257,188	31.06	$7,988,274
EUR	794	35.38	28,083
SGD	3,491	22.97	80,183
JPY	$82,997	0.289	$23,986
RMB	616	4.521	2,787
Non-monetary items
Investments accounted for using equity method
SGD	23,548	22.97	540,889
VND	235,181,077	0.00121	284,569

(Continued)

	June 30, 2019
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Liabilities denominated in foreign currencies

Monetary items
USD	215,864	31.06	6,704,730
EUR	24,142	35.38	854,158
SGD	60,658	22.97	1,393,329
JPY	34,715	0.289	10,033
RMB	142	4.521	641

(Concluded)

	December 31, 2018
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
USD	$192,187	30.72	$5,903,025
EUR	968	35.20	34,059
SGD	5,512	22.48	123,916
JPY	60,034	0.278	16,689
RMB	466	4.472	2,082
Non-monetary items
Investments accounted for using equity method
SGD	22,066	22.48	496,033
VND	238,757,968	0.0012	286,510
Liabilities denominated in foreign currencies

Monetary items
USD	227,855	30.72	6,998,564
EUR	34,569	35.20	1,216,812
SGD	2,265	22.48	50,921
JPY	50,243	0.278	13,968

	June 30, 2018
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies

Monetary items
USD	$177,930	30.46	$5,419,746
EUR	818	35.40	28,967
SGD	2,793	22.34	62,400
JPY	62,289	0.275	17,129
RMB	188	4.593	866
Non-monetary items
Investments accounted for using equity method
SGD	24,246	22.34	541,654
VND	228,999,463	0.0012	274,799
Liabilities denominated in foreign currencies

Monetary items
USD	177,913	30.46	5,419,231
EUR	37,521	35.40	1,328,259
SGD	2,159	22.34	48,242
JPY	39,503	0.275	10,863

The unrealized foreign currency exchange losses were $50,457 thousand and $1,657 thousand for the three months ended June 30, 2019 and 2018, respectively. The unrealized foreign currency exchange gains and losses were loss of $11,063 thousand and gain of $29,866 thousand for the six months ended June 30, 2019 and 2018, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

40.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries and associates): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: None.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 6.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 35.

k.	Investment in Mainland China: Please see Table 7.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 8.

41.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services are similar; and (e) the methods used to provide the services to the customers are similar.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
For the three months ended June 30, 2019
Revenues
From external customers	$15,920,907	$22,896,177	$7,258,322	$3,109,205	$923,564	$50,108,175
Intersegment revenues	3,957,999	351,741	969,877	560,937	1,108,678	6,949,232

Segment revenues	$19,878,906	$23,247,918	$8,228,199	$3,670,142	$2,032,242	57,057,407

Intersegment elimination						(6,949,232)

Consolidated revenues						$50,108,175

Segments operating costs and expenses	$13,243,483	$17,395,359	$3,270,705	$3,070,665	$2,819,215	$39,799,427

Segment income before income tax	$5,270,940	$2,698,589	$3,022,133	$265,362	$(488,746)	$10,768,278

For the six months ended June 30, 2019
Revenues
From external customers	$31,709,099	$47,377,272	$14,676,685	$5,880,093	$1,796,187	$101,439,336
Intersegment revenues	8,036,237	743,869	1,930,516	1,138,822	2,177,466	14,026,910

Segment revenues	$39,745,336	$48,121,141	$16,607,201	$7,018,915	$3,973,653	115,466,246

Intersegment elimination						(14,026,910)

Consolidated revenues						$101,439,336

Segments operating costs and expenses	$27,101,550	$35,753,292	$6,638,510	$5,868,125	$5,362,793	$80,724,270

Segment income before income tax	$9,939,748	$5,940,408	$6,032,868	$467,344	$(1,067,367)	$21,313,001

For the three months ended June 30, 2018
Revenues
From external customers	$16,435,203	$25,679,329	$7,142,097	$3,250,746	$1,150,984	$53,658,359
Intersegment revenues	4,367,357	395,128	936,516	636,378	1,234,430	7,569,809

Segment revenues	$20,802,560	$26,074,457	$8,078,613	$3,887,124	$2,385,414	61,228,168

Intersegment elimination						(7,569,809)

Consolidated revenues						$53,658,359

Segments operating costs and expenses	$14,570,055	$17,775,182	$3,119,975	$3,349,446	$2,781,239	$41,595,897

Segment income before income tax	$4,575,585	$5,056,531	$2,832,444	$178,478	$(112,353)	$12,530,685

For the six months ended June 30, 2018
Revenues
From external customers	$32,238,289	$52,457,904	$14,127,827	$6,217,435	$2,249,262	$107,290,717
Intersegment revenues	8,895,740	878,525	1,811,290	1,214,312	2,303,887	15,103,754

Segment revenues	$41,134,029	$53,336,429	$15,939,117	$7,431,747	$4,553,149	122,394,471

Intersegment elimination						(15,103,754)

Consolidated revenues						$107,290,717

Segments operating costs and expenses	$28,734,886	$37,445,551	$6,120,261	$6,319,033	$5,593,745	$84,213,476

Segment income before income tax	$9,468,656	$9,087,128	$5,415,457	$384,110	$(741,156)	$23,614,195

Main Products and Service Revenues

	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Mobile services revenue	$14,664,261	$17,813,373	$29,385,603	$33,850,397
Sales of products	9,256,858	8,930,564	19,846,100	20,715,203
Local telephone and domestic long distance telephone services revenue	7,068,729	7,629,978	14,072,731	15,180,272
Broadband access and domestic leased line services revenue	5,546,228	5,621,133	11,059,202	11,248,945
Data communications internet services revenue	5,262,498	5,274,130	10,502,812	10,540,650
International network and leased telephone services revenue	2,061,473	2,191,012	3,872,354	4,100,930
Others	6,248,128	6,198,169	12,700,534	11,654,320

	$50,108,175	$53,658,359	$101,439,336	$107,290,717

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

SIX MONTHS ENDED JUNE 30, 2019

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$556,760	$300,000	$300,000	$300,000	$—	5.39	$2,783,802	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

June 30, 2019

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2019				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$3,528,041	12	$3,528,041	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL	—	224,909	4	224,909	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	21,555	17	21,555	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	2,763	2	2,763	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,713	2	4,713	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL	300,000	283,353	13	283,353	—
	China Airlines Ltd.	—	Financial assets at FVOCI	263,622	2,594,041	5	2,594,041	Note 2
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	159,820	19.9	159,820	—

Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	9,441	9	9,441	—

CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	930	10	930	—

Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	147,331	11	147,331	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	6,677	7	6,677	—
	Powertec Energy Corp.	—	Financial assets at FVOCI	20,000	161,072	2	161,072	—

Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets at FVOCI	—	13,001	5	13,001	—

Note 1:	Showed at carrying amounts with fair value adjustments.

Note 2:	Fair value was based on the closing price on June 28, 2019.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST $300 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2019

(Amounts in Thousands of New Taiwan Dollars)

Buyer	Property	Event Date	Transaction Amount	Payment Status	Counterparty	Relationship	Information on Previous Title Transfer If Counterparty is a Related Party				Pricing Reference	Purpose of Acquisition	Other Terms
							Property Owner	Relationship	Transaction Date	Amount
Chunghwa Precision Test Tech. Co., Ltd.	Headquarters	2017.07.29- 2019.06.27	$1,234,392	Monthly settlement based on the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	Not applicable	Not applicable	Not applicable	Not applicable	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2019

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchase/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$809,273	1	30 days	$—	—	$78,364	—
			Purchase	460,269	1	30-90 days	—	—	(1,025,195)	(8)
	CHIEF Telecom Inc.	Subsidiary	Sales	178,791	—	30 days	—	—	46,909	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	386,885	1	30 days	—	—	(284,261)	(2)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	2,538,751	5	30-60 days	—	—	(815,003)	(6)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	102,618	—	30 days	—	—	34,578	—
			Purchase	315,138	1	90 days	—	—	(159,339)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	195,818	—	90 days	—	—	(45,765)	—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Sales	161,044	—	30 days	—	—	49,353	—
			Purchase	195,173	—	90 days	—	—	(75,403)	(1)
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	273,984	—	30-90 days	—	—	(185,449)	(1)
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	3,234,696	22	30-90 days	—	—	1,029,610	53
			Purchase	719,951	6	30 days	—	—	(47,203)	(2)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	335,141	3	30 days	—	—	(25)	—
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	134,949	12	60 days	—	—	37,224	18
			Purchase	178,589	27	30 days	—	—	(46,909)	(39)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	650,411	95	30 days	—	—	282,987	87
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,538,751	97	30-60 days	—	—	813,728	98
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	315,138	47	90 days	—	—	159,339	84
			Purchase	102,618	16	30 days	—	—	(34,578)	(30)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	195,818	62	90 days	—	—	45,765	73
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	195,173	36	90 days	—	—	75,403	20
			Purchase	161,044	31	30 days	—	—	(49,353)	(14)

Note 1:	Purchase included acquisition of services costs.

Note 2:

The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as incremental costs of obtaining contracts, inventories, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 5:	All inter-company transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

June 30, 2019

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$244,055 (Note 2)	10.47	$—	—	$219,548	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,287,878 (Note 2)	6.62	—	—	708,525	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	282,987 (Note 2)	2.86	—	—	90,848	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	813,728 (Note 2)	5.42	—	—	372,628	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	159,339 (Note 2)	4.06	—	—	107,030	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2019

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of June 30, 2019			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2019	December 31, 2018	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,542,010	$132,002	$33,924	Subsidiary (Note 6)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,845,765	(916)	(836)	Subsidiary (Note 6)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	1,567,453	1,567,453	402,590	100	1,663,267	21,095	21,095	Subsidiary (Note 6)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	971,836	64,501	64,499	Subsidiary (Note 6)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	722,131	(16,901)	(15,981)	Subsidiary (Note 6)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	39,426	57	1,573,699	270,245	156,234	Subsidiary (Note 6)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,052,976	68,153	60,822	Subsidiary (Note 6)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	193,407	(3,731)	(3,731)	Subsidiary (Note 6)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services	180,000	180,000	18,000	100	295,037	36,518	37,779	Subsidiary (Note 6)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	180,282	5,002	5,043	Subsidiary (Note 6)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	148,275	148,275	—	100	107,365	421	421	Subsidiary (Note 6)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	331,514	39,646	40,766	Subsidiary (Note 6)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	80	263,979	43,660	29,394	Subsidiary (Note 6)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	100,000	100,000	1,000	100	93,107	(7,879)	(7,879)	Subsidiary (Note 6)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	10,277	56	103,264	8,944	5,012	Subsidiary (Note 6)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	106,293	6,458	7,663	Subsidiary (Note 6)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	67,822	1,822	1,600	Subsidiary (Note 6)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2019

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of June 30, 2019			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2019	December 31, 2018	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	71,940	7,038	7,038	Subsidiary (Note 6)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(9,142)	(4,520)	(2,914)	Subsidiary (Note 6)
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	32	302,912	20,851	6,459	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	$288,327	$288,327	—	30	$284,569	$110,757	$33,221	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	177,789	38,342	38,108	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	144,928	(8,684)	(2,605)	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	150,003	101,036	30,311	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	66,684	69,013	6,757	22	253,606	5,804	1,219	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	50,382	2,713	732	Associate
	UUPON Inc.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	15	8,301	(20,819)	(3,131)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	60,000	60,000	6,000	14	5,080	—	—	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	196,524	(4,900)	(2,450)	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	5,176	854	418	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	872,543	177,733	60,060	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,333,620	2,416,645	78,475	100	379,603	(35,816)	(35,816)	Subsidiary (Note 6)
	UUPON Inc.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	7	3,822	(20,819)	(1,393)	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	364,950	364,950	8,462	93	199,790	(2,332)	(6,413)	Subsidiary (Note 6)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	60,000	60,000	6,888	100	70,565	632	632	Subsidiary (Note 6)
	SENYOUNG Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	5,900	100	59,112	8,420	8,428	Subsidiary (Note 6)
Light Era Development Co., Ltd.	Taoyuan Asia Silicon Valley Innovation Co., Ltd.	Taiwan	Development of real estate	7,500	7,500	750	60	1,191	(5,388)	(3,233)	Subsidiary (Notes 4 and 6)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	858	(29)	(29)	Subsidiary (Note 6)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	70,819	5,738	5,738	Subsidiary (Note 6)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2019

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of June 30, 2019			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
Investor Company	Investee Company	Location	Main Businesses and Products	June 30, 2019	December 31, 2018	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	540,889	149,148	56,676	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,066,802	211,855	72,625	Subsidiary (Note 6)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,078	3	77,462	270,245	7,855	Associate (Note 6)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	42,339	132,002	452	Associate (Note 6)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$12,636	$12,636	400	100	$24,379	$(287)	$(287)	Subsidiary (Note 6)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,456	49	49	Subsidiary (Note 6)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	107,447	54,450	1,700	100	91,275	(4,400)	(4,400)	Subsidiary (Note 6)
Prime Asia Investments Group,	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	193,408	(3,730)	(3,730)	Subsidiary (Note 6)
Ltd. (B.V.I.)	MeWorks Limited (HK)	Hong Kong	Investment	10,000	10,000	—	20	—	—	—	Associate
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,328,754	2,393,646	80,440	100	358,971	(35,987)	(35,987)	Subsidiary (Note 6)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	9,268	(19)	(116)	Subsidiary (Note 6)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	16,834	(121)	(231)	Subsidiary (Note 6)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,078	49	37,302	1,216	(574)	Associate

Note 1:	The amounts were based on reviewed financial statements.
Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Taoyuan Asia Silicon Valley Innovation Co., Ltd. was approved to end its business and dissolve in April 2019. The liquidation of Taoyuan Asia Silicon Valley Innovation Co., Ltd. is still in process.
Note 5:	Investment in mainland China is included in Table 7.
Note 6:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2019

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January1, 2019	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2019	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of June 30, 2019	Accumulated Inward Remittance of Earnings as of June 30, 2019	Note
					Outflow	Inflow
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	$1,073,170	2	$1,073,170	$—	$—	$1,073,170	$1,435	100	$1,435	$—	$—	Notes 7 and 11
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	(15,925)	100	(15,925)	64,560	—	Note 11
Senao International Trading (Shanghai) Co., Ltd. (Note 12)	Maintenance of information and communication technologies products	87,540	2	87,540	—	61,487	26,053	—	100	—	—	—	Notes 8 and 11
Senao International Trading (Jiangsu) Co., Ltd.	Sale of information and communication technologies products	263,736	2	263,736	—	—	263,736	311	100	311	—	—	Notes 9 and 11
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(4,341)	100	(4,341)	48,533	—	Note 11
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 10 and 11
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(4,358)	100	(4,358)	35,343	—	Note 11
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	1,824	49	894	8,903	—	Note 11

(Continued)

Investee	Accumulated Investment in Mainland China as of June 30, 2019	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$2,318,797	$2,318,797	$3,349,502
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	220,947,659
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	220,947,659
Shanghai Taihua Electronic Technology Limited (Note 5)	51,233	97,965	3,620,674
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	1,554,803

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Shanghai Taihua Electronic Technology Limited was calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	The liquidation of Senao Trading (Fujian) Co., Ltd. was completed in May 2019.

Note 8:	The liquidation of Senao International Trading (Shanghai) Co., Ltd. was completed in March 2018.

Note 9:	The liquidation of Senao International Trading (Jiangsu) Co., Ltd. was completed in March 2019.

Note 10:	The liquidation of Jiangsu Zhenhua Information Technology Company, LLC. was completed in December 2018.

Note 11:	The amount was eliminated upon consolidation.

Note 12:	The English name is the same as the above entity; however the Chinese name included in the respective Articles of Incorporations is different from the above entity.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

SIX MONTHS ENDED JUNE 30, 2019

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2019	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$78,364	—	—
					Accrued custodial receipts	165,691	—	—
					Accounts payable	1,025,195	—	—
					Amounts collected for others	262,914	—	—
					Revenues	809,273	—	1
					Operating costs and expenses	460,269	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	46,909	—	—
					Accounts payable	23,693	—	—
					Revenues	178,791	—	—
					Operating costs and expenses	53,348	—	—
			CHYP Multimedia Marketing &	a	Amounts collected for others	26,772	—	—
			Communications Co., Ltd.		Revenues	15,401	—	—
					Operating costs and expenses	38,953	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	40,561	—	—
					Accounts payable	284,261	—	—
					Operating costs and expenses	326,062	—	—
					Inventories	60,823	—	—
					Property, plant and equipment	269,709	—	—
					Intangible assets	10,204	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	14,392	—	—
					Accounts payable	45,765	—	—
					Revenues	43,941	—	—
					Operating costs and expenses	195,818	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	34,578	—	—
					Accounts payable	159,339	—	—
					Revenues	102,618	—	—
					Operating costs and expenses	315,138	—	—
			Spring House Entertainment Tech. Inc.	a	Amounts collected for others	16,658	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Revenues	12,920	—	—
					Operating costs and expenses	50,535	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	49,353	—	—
					Accounts payable	75,403	—	—
					Revenues	161,044	—	—
					Operating costs and expenses	195,173	—	—
			Chunghwa Sochamp Technology Inc.	a	Accounts payable	15,380	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Honghwa International Co., Ltd.	a	Accounts receivable	$47,008	—	—
					Accounts payable	815,003	—	—
					Revenues	45,592	—	—
					Operating costs and expenses	2,538,751	—	3
					Property, plant and equipment	14,188	—	—
			Chunghwa Telecom Thailand Co., Ltd.	a	Operating costs and expenses	15,971	—	—
			CHT Security Co., Ltd.	a	Accounts payable	29,499	—	—
					Operating costs and expenses	67,861	—	—
					Inventories	26,827	—	—
					Property, plant and equipment	19,943	—	—
					Intangible assets	11,258	—	—
					Other noncurrent assets	20,825	—	—
			Aval Technologies Co., Ltd.	a	Operating costs and expenses	23,532	—	—
					Customers’ deposits	11,597	—	—
	1	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	48,105	—	—
	2	Chunghwa Telecom Singapore Pte., Ltd.	Donghwa Telecom Co., Ltd.	c	Prepayments	16,910	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2019, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the six months ended June 30, 2019.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)